     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2000

                                                      REGISTRATION NO. 333-40864
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       THE MANAGEMENT NETWORK GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                        5416                                       48-1129619
(STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD INDUSTRIAL                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                  CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NUMBER)

                       THE MANAGEMENT NETWORK GROUP, INC.
                       7300 COLLEGE BOULEVARD, SUITE 302
                            OVERLAND PARK, KS 66210
                                 (913) 345-9315
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               RICHARD P. NESPOLA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       THE MANAGEMENT NETWORK GROUP, INC.
                       7300 COLLEGE BOULEVARD, SUITE 302
                            OVERLAND PARK, KS 66210
                                 (913) 345-9315
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                         CHRISTOPHER D. MITCHELL, ESQ.
                              MARK CASILLAS, ESQ.
                                ANDREW KIM, ESQ.
                             RICHARD EDWARDS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
                               GAVIN GROVER, ESQ.
                              BRIAN V. CAID, ESQ.
                              MATTHEW BURNS, ESQ.
                             WALTER I. CONROY, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                            SAN FRANCISCO, CA 94105
                                 (415) 268-7000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
        TITLE OF EACH CLASS                   AMOUNT             PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
          OF SECURITIES TO                    TO BE               OFFERING PRICE        AGGREGATE OFFERING       REGISTRATION
           BE REGISTERED                  REGISTERED(1)            PER SHARE(2)              PRICE(2)               FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value......        4,600,000                $34.125               $156,975,000           $41,441.40
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sale prices of the common stock on the Nasdaq National Market on July 3, 2000.

(3) Previously paid.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 25, 2000


PROSPECTUS

                                4,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                          $                  PER SHARE
                               ------------------

     We are selling 1,000,000 shares of common stock and the selling stockholders named in this prospectus are selling 3,000,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 530,000 and 70,000 additional shares of common stock from Behrman Capital II L.P. and Richard P. Nespola, respectively, to cover over-allotments.


     Our common stock is quoted on The Nasdaq National Market under the symbol "TMNG". The last reported sale price of our common stock on the Nasdaq National Market on July 21, 2000 was $33.00.


                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   -------
Public Offering Price.......................................   $          $
Underwriting Discount.......................................   $          $
Proceeds to The Management Network Group, Inc. (before
  expenses).................................................   $          $
Proceeds to Selling Stockholders (before expenses)..........   $          $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
               , 2000.

                               ------------------

SALOMON SMITH BARNEY                                                   CHASE H&Q
                                LEHMAN BROTHERS
            , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     3
Risk Factors................................................     7
Forward-Looking Statements..................................    15
Use of Proceeds.............................................    15
Price Range of Common Stock.................................    15
Dividend Policy.............................................    15
Trademarks..................................................    15
Capitalization..............................................    16
Dilution....................................................    17
Selected Consolidated Financial Data........................    18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    19
Business....................................................    28
Management..................................................    42
Certain Transactions........................................    52
Principal and Selling Stockholders..........................    54
Description of Capital Stock................................    56
Shares Eligible For Future Sale.............................    59
Underwriting................................................    61
Legal Matters...............................................    63
Experts.....................................................    63
Where You Can Find Additional Information...................    63
Index to Financial Statements...............................   F-1

                             ---------------------

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements before making an investment decision.

                       THE MANAGEMENT NETWORK GROUP, INC.


     We provide management consulting services to the global telecommunications industry, including communications service providers, technology companies and financial services firms. We provide a comprehensive range of services, including strategic, management and operational advice, that enable our clients to meet the challenges of today's competitive and dynamic telecommunications environment, including the growing demand for electronic business, known as e-business, infrastructure. Since our inception in 1990, we have performed services for approximately 235 clients. Based on revenues, our top two clients for fiscal 1999 and for the six month period ended July 1, 2000 were Williams Communications Group and diAx.


     Our industry-focused services help our broad range of clients capitalize on the vast opportunities brought about by a rapidly changing telecommunications market. Our complete range of solutions include:

     - strategic assessments;

     - design and evaluation of telecommunications infrastructure;

     - operational support and process improvement; and

     - system evaluation, selection and implementation advice.

     The sophisticated services we provide make extensive use of the proprietary methodologies we have developed, ensuring the high quality and timeliness of our services. Our solutions enable our clients to compete more effectively by aligning their service offerings with their chosen market strategies. In addition, our solutions allow them to offer their services cost-effectively and accelerate the introduction of new technologies, while improving overall customer satisfaction and retention, all of which are critical components of their profitability.

     We provide our services through highly experienced consultants who average over ten years of industry experience. In 1998 and 1997, our President and Chief Executive Officer was named by Phone+ magazine, a trade publication, to its annual list of the most influential people in competitive long distance telecommunications. In both years he was the highest-ranking non-carrier executive selected for this list. We believe our clients value the extensive expertise and industry knowledge our consultants provide, enabling us to develop relationships with many of our clients, who in many cases rely on our advice and services to make critical strategic and business decisions.

     Our key growth initiatives include:

     - combining our telecommunications and e-business expertise to help our clients successfully develop and deploy the underlying infrastructure to support the internet and to meet their growing e-business requirements;

     - capitalizing on our competitive telecommunications experience to expand globally to serve our clients' growing global needs as overseas markets continue to face increasing deregulation and competition;

     - further enhancing our long-term client relationships to allow us to jointly plan future projects and develop large, multi-year contracts;

     - building our brand through several marketing initiatives; and

     - extending our business model by enhancing our business processes that can be duplicated worldwide.

                                  THE OFFERING

Common stock offered by us.......     1,000,000 shares

Common stock offered by the
selling stockholders.............     3,000,000 shares


Common stock outstanding after
this offering....................    28,496,444 shares


Use of Proceeds..................    To enhance our European initiative, enhance
                                     our toolsets, support TMNG.com and for
                                     general corporate purposes, including
                                     working capital and potential acquisitions.

Nasdaq National Market symbol....    TMNG
                            ------------------------


     The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of July 1, 2000 and does not include the following:



     - 2,528,216 shares of common stock subject to options issued at a weighted average exercise price of $7.14 per share granted under our 1998 equity incentive plan; and


     - 500,000 shares of our common stock subject to an outstanding warrant issued to Williams Communications Group at an exercise price of $2.00 per share.

     Please see "Capitalization" for a more complete discussion regarding the outstanding shares of our common stock and options to purchase our common stock and other related matters.
                            ------------------------

                              RECENT DEVELOPMENTS


     Since our initial public offering on November 23, 1999 through the six month period ended July 1, 2000, we have experienced the following developments in our business:



     - Clients and Alliances. We have added 42 high quality new clients, including communication service providers, technology companies, and investment banking and financial services firms. We have expanded our alliances with large systems integration and applications development organizations to expand our distribution channels and provide clients a complete solution.



     - International Operations. During the six month period ended July 1, 2000, revenues from international operations were 29.1% of our total revenues with the European market being the focus of such growth and initiative. Also during the six month period ended July 1, 2000, we increased our presence in Latin America, anchored by our consulting agreement with iPlan Networks, a facilities-based telecommunications provider headquartered in Argentina that combines fiber optics and wireless technology.



     - TMNG.com. TMNG.com generated 28 new engagements with new and existing clients since introduction in third quarter 1999. TMNG.com assists companies pursuing e-business opportunities with the construction of the infrastructure, systems and processes needed to support e-business. For example, TMNG.com addresses the back-office requirements of Internet and Application Service Providers (ISP and ASP), two growth strategies common to many communication service providers.

                            ------------------------

                             CORPORATE INFORMATION

     Our principal executive offices are located at 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210 and our telephone number is (913) 345-9315. Our web site is www.tmng.com and our corporate email address is "info@tmng.com." Any reference contained in this prospectus to our web site, or to any other web site, shall not be deemed to incorporate information from those sites into this prospectus.
                            ------------------------

     Unless otherwise noted, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following summary financial information should be read in conjunction with our consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. Listed below is our statement of operations data for fiscal years 1995 through 1999 and for the six months ended July 3, 1999 and July 1, 2000 and our balance sheet data as of July 1, 2000. The results for the interim periods are not necessarily indicative of the results for the full fiscal year or any future period. Interim results reflect all adjustments, which are in the opinion of management, necessary to a fair statement of these results.


     To calculate the pro forma provision for income taxes and pro forma net income available to stockholders for fiscal year 1998 and earlier, we have assumed the pro forma provision for income taxes reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.


     Beginning with fiscal 1998, we switched to a four week -- four week -- five week quarterly accounting system in which each quarter is 13 weeks long and ends on a Saturday. As a result of this change, our fiscal year end changed from December 31 to the Saturday which is 13 weeks from the end of the third fiscal quarter. The words "fiscal year" in this prospectus refer to the fiscal year most closely coinciding with the related calendar year. Our 1998 fiscal year therefore ended on January 2, 1999. Our 1999 fiscal year ended on January 1, 2000. When we refer to the "six month period for 1999" and to the "six month period for 2000" in this prospectus, we mean the six month periods ended on July 3, 1999 and July 1, 2000, respectively.

                                                                                                                SIX MONTHS ENDED
                                                                            FISCAL YEAR                        ------------------
                                                        ---------------------------------------------------    JULY 3,    JULY 1,
                                                         1995       1996       1997       1998       1999       1999       2000
                                                        -------    -------    -------    -------    -------    -------    -------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $ 7,299    $17,279    $20,184    $32,103    $50,322    $23,856    $35,866
                                                        -------    -------    -------    -------    -------    -------    -------
Cost of services:
  Direct cost of services.............................    4,303      9,648     11,384     17,411     26,109     12,377     18,638
  Equity related charges..............................                                       239      2,780        956      3,917
                                                        -------    -------    -------    -------    -------    -------    -------
        Total cost of services........................    4,303      9,648     11,384     17,650     28,889     13,333     22,555
                                                        -------    -------    -------    -------    -------    -------    -------
Gross profit..........................................    2,996      7,631      8,800     14,453     21,433     10,523     13,311
                                                        -------    -------    -------    -------    -------    -------    -------
Operating expenses:
  Selling, general and administrative expenses........    1,242      2,798      3,280      6,158      9,777      4,886      7,448
  Equity related charges..............................                                        22      1,998        570        810
                                                        -------    -------    -------    -------    -------    -------    -------
        Total operating expenses......................    1,242      2,798      3,280      6,180     11,775      5,456      8,258
                                                        -------    -------    -------    -------    -------    -------    -------
Income from operations................................    1,754      4,833      5,520      8,273      9,658      5,067      5,053
                                                        -------    -------    -------    -------    -------    -------    -------
Total other income (expense)..........................        4       (120)       (16)    (1,948)    (1,789)    (1,193)     1,499
Income before provision for income taxes and
  extraordinary item..................................    1,758      4,713      5,504      6,325      7,869      3,874      6,552
Provision for income taxes............................                                    (3,282)    (3,208)    (1,612)    (2,621)
                                                        -------    -------    -------    -------    -------    -------    -------
Income available to common stockholders before
  extraordinary item..................................    1,758      4,713      5,504      3,043      4,661      2,262      3,931
Extraordinary item....................................                                                 (200)
                                                        -------    -------    -------    -------    -------    -------    -------
Net income available to common stockholders...........  $ 1,758    $ 4,713    $ 5,504    $ 3,043    $ 4,461    $ 2,262    $ 3,931
                                                        =======    =======    =======    =======    =======    =======    =======
Income before extraordinary item per common share:
  Basic...............................................  $  0.08    $  0.21    $  0.24    $  0.14    $  0.20    $  0.10    $  0.14
                                                        =======    =======    =======    =======    =======    =======    =======
  Diluted.............................................  $  0.08    $  0.21    $  0.24    $  0.13    $  0.20    $  0.10    $  0.14
                                                        =======    =======    =======    =======    =======    =======    =======
Net income per common share:
  Basic...............................................  $  0.08    $  0.21    $  0.24    $  0.14    $  0.19    $  0.10    $  0.14
                                                        =======    =======    =======    =======    =======    =======    =======
  Diluted.............................................  $  0.08    $  0.21    $  0.24    $  0.13    $  0.19    $  0.10    $  0.14
                                                        =======    =======    =======    =======    =======    =======    =======
Weighted average common shares outstanding:
  Basic...............................................   22,500     22,500     22,500     22,500     23,056     22,507     27,443
                                                        =======    =======    =======    =======    =======    =======    =======
  Diluted.............................................   22,500     22,500     22,500     22,944     23,807     22,991     28,664
                                                        =======    =======    =======    =======    =======    =======    =======
Pro forma provision for income taxes(1)...............  $   703    $ 1,885    $ 2,202    $ 2,530
Pro forma net income available to stockholders........  $ 1,055    $ 2,828    $ 3,302    $ 3,795
                                                        =======    =======    =======    =======



                                                                    JULY 1, 2000
                                                              -------------------------
                                                                           PRO FORMA
                                                              ACTUAL     AS ADJUSTED(2)
                                                              -------    --------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Net working capital.........................................  $68,455       $ 99,579
Total assets................................................  $78,626       $109,749
Common stockholders' equity.................................  $72,654       $103,777


---------------
(1) Before February 12, 1998, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon consummation of the February 1998 leveraged recapitalization, we terminated our subchapter "S" corporation status and, accordingly, became subject to federal and state income taxes. The pro forma provision for income taxes and pro forma net income available to stockholders reflect adjustment to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.


(2) As adjusted reflects the issuance of 1,000,000 shares of common stock by us in this offering at an assumed offering price of $33.00 per share and deducting the underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk.

WE FOCUS EXCLUSIVELY ON SERVING THE TELECOMMUNICATIONS INDUSTRY AND THEREFORE CHANGES IN THIS INDUSTRY COULD REDUCE OUR CUSTOMER BASE OR CAUSE CUSTOMERS TO USE INTERNAL RESOURCES

     We currently derive all of our revenues from consulting engagements within the telecommunications industry. Much of our recent growth has arisen from business opportunities presented by industry trends that include:

     - deregulation;

     - increased competition;

     - technological advances;

     - the growth of e-business; and

     - the convergence of service offerings.

     If these trends change, the demand for telecommunications consulting work will likely decrease. In addition, the telecommunications industry is in a period of consolidation, which could reduce our client base, eliminate future opportunities or create conflicts of interest among our clients. Additionally, current and future economic pressures in the industry may cause telecommunications companies to use internal resources in lieu of outside consultants. As a result, our customer base and our revenues may decline.

WE ARE DEPENDENT ON A LIMITED NUMBER OF LARGE CUSTOMERS FOR A MAJOR PORTION OF OUR REVENUES, AND THE LOSS OF A MAJOR CUSTOMER COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS


     We derive a significant portion of our revenues from a relatively limited number of clients. For example, during 1999 and the six month period for 2000, revenues from our ten most significant clients accounted for approximately 85.2% and 76.6% of our revenues, respectively. In fiscal 1999 and the six month period for 2000, Williams Communications Group and diAx each accounted for more than 10% of our revenues. The services required by any one client may be affected by industry consolidation, technological developments, economic slowdown or internal budget constraints. As a result, the volume of work performed for specific clients varies from period to period, and a major client in one period may not use our services in a subsequent period.


     Our services are often sold under short-term engagements and most clients can reduce or cancel their contracts with little or no penalty or notice. Our operating results may suffer if we are unable to rapidly deploy consultants if a client defers, modifies or cancels a project. Consequently, you should not predict or anticipate our future revenue based on the number of clients we have or the number and scope of our existing engagements.

OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, AND FLUCTUATIONS IN OUR OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO DECLINE

     Our revenue and operating results may vary significantly from quarter-to-quarter due to a number of factors. In future quarters, our operating results may be below the expectations of public market analysts or investors, and the price of our common stock may decline. Factors that could cause quarterly fluctuations include:

     - the beginning and ending of significant contracts during a quarter;

     - the size and scope of assignments;

     - consultant turnover, utilization rates and billing rates;

     - the loss of key consultants, which could cause clients to end their relationships with us;

     - the ability of clients to terminate engagements without penalty;

     - fluctuations in demand for our services resulting from budget cuts, project delays, cyclical downturns or similar events;

     - clients' decisions to divert resources to other projects, which may limit clients' resources that would otherwise be allocated to projects we could provide;

     - reductions in the prices of services offered by our competitors;

     - fluctuations in the telecommunications market and economic conditions;

     - seasonality during the summer, vacation and holiday periods; and

     - fluctuations in the value of foreign currencies versus the U.S. dollar.

     Because a significant portion of our expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments may cause significant variations in operating results from quarter to quarter and could result in losses. To the extent the addition of consultant employees is not followed by corresponding increases in revenues, we would incur additional expenses that would not be matched by corresponding revenues. Therefore, our profitability would decline and we could potentially experience losses. In addition, our stock price would likely decline.

WE MUST CONTINUE TO ATTRACT AND RETAIN QUALITY CONSULTANTS, AND OUR INABILITY TO DO SO WOULD IMPAIR OUR ABILITY TO SERVICE EXISTING ENGAGEMENTS OR UNDERTAKE NEW ENGAGEMENTS, RESULTING IN A DECLINE IN OUR REVENUES AND INCOME

     We must attract a significant number of new consultants to implement our growth plans. The number of potential consultants that meet our hiring criteria is relatively small, and we face significant competition for these consultants from our direct competitors and others in the telecommunications industry. Competition for these consultants may result in significant increases in our costs to retain the consultants, which could reduce our margins and our profitability. In addition, we will need to attract consultants in international locations, principally Europe, to support our international growth plans. We have limited experience in recruiting internationally, and we may not be able to do so. Our inability to recruit new consultants and retain existing consultants could impair our ability to service existing engagements or undertake new engagements. If we are unable to attract and retain consultants, our revenues and our profitability would decline.

THE MARKET IN WHICH WE COMPETE IS INTENSELY COMPETITIVE AND ACTIONS BY COMPETITORS COULD RENDER OUR SERVICES LESS COMPETITIVE CAUSING OUR REVENUES AND INCOME TO DECLINE

     The market for consulting services to telecommunications companies is intensely competitive, highly fragmented and subject to rapid change. Our competitors include general management consulting firms, the consulting practices of "Big Five" accounting firms, most of which have practice groups focused on the telecommunications industry and local or regional firms specializing in telecommunications services. Some of these competitors have also formed strategic alliances with telecommunications and technology companies serving the industry. We also compete with internal resources of our clients. Our competitors include:

     - American Management Systems;

     - Andersen Consulting;

     - Booz-Allen & Hamilton;

     - The Boston Consulting Group;

     - Cap Gemini;

     - KPMG Peat Marwick; and

     - PricewaterhouseCoopers.

     Many information technology consulting firms also maintain significant practice groups devoted to the telecommunications industry. Many of these companies have a national and international presence and may have greater personnel, financial, technical and marketing resources. We may not be able to compete successfully with our existing competitors or with any new competitors.

     We also believe our ability to compete depends on a number of factors outside of our control, including:

     - the prices at which others offer competitive services, including aggressive price competition and discounting on individual engagements;

     - the ability and willingness of our competitors to finance customers' projects on favorable terms;

     - the ability of our competitors to undertake more extensive marketing campaigns than we can;

     - the extent, if any, to which our competitors develop proprietary tools that improve their ability to compete with us;

     - the ability of our customers to perform the services themselves; and

     - the extent of our competitors' responsiveness to customer needs.

     We may not be able to compete effectively on these or other factors. If we are unable to compete effectively, our market position, and therefore our revenues and profitability, would decline.

WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS IN RECENT PERIODS, AND IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR OPERATIONAL INFRASTRUCTURE MAY NOT BE ABLE TO SUPPORT OUR GROWTH

     We are currently experiencing a period of rapid growth that may strain our managerial and operational resources. To support our growth, our organizational infrastructure must grow accordingly.

     To manage the expected growth of our operations and personnel, we must:

     - improve existing and implement new operational, financial and management controls, reporting systems and procedures; and

     - maintain and expand our financial management information systems.

     If we fail to address these issues, our operational infrastructure may be insufficient to support our levels of business activity. In this event, we could experience disruptions in our business and declining revenues or profitability.

IF WE DO NOT EFFECTIVELY MANAGE THE CONVERSION OF INDEPENDENT CONTRACTORS TO EMPLOYEES, WE COULD INCUR UNANTICIPATED COSTS WHICH WOULD HARM OUR FINANCIAL PERFORMANCE

     We offer contingent employee or full-time employee status to certain of our independent contractors. As we convert independent contractors to consultant employees, we incur additional fixed costs for each such employee that we do not incur when we retain an independent contractor. To effectively manage these additional fixed costs, we need to continuously improve utilization management and minimize unbilled employee time. In addition, this change may cause other disruptions to our business. If we fail to effectively manage this transition, we could incur additional costs due to underutilization of full-time employees as well as other unanticipated costs.

IF WE DO NOT CONTINUALLY ENHANCE OUR SERVICES TO MEET THE CHANGING NEEDS OF OUR CUSTOMERS, WE MAY LOSE FUTURE BUSINESS TO OUR COMPETITORS

     We believe that our future success will depend upon our ability to enhance our existing services and to introduce new services to meet the requirements of our customers in a rapidly developing and evolving market. Our present or future services may not satisfy the needs of the telecommunications market. If we are unable to anticipate or respond adequately to customer needs, we may lose business and our financial performance will suffer.

OUR PLANS FOR INTERNATIONAL EXPANSION MAY NOT SUCCEED, WHICH WOULD HARM OUR REVENUES AND PROFITABILITY

     Our future revenues depend to a large extent on expansion into international markets. Our future international operations might not succeed for a number of reasons, including:

     - difficulties in staffing and managing foreign operations;

     - seasonal reductions in business activity;

     - fluctuations in currency exchange rates or imposition of currency exchange controls;

     - competition from local and foreign-based consulting companies;

     - issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;

     - unexpected changes in trading policies and regulatory requirements;

     - legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

     - taxation issues;

     - operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

     - language and cultural differences;

     - general political and economic trends; and

     - expropriations of assets, including bank accounts, intellectual property and physical assets by foreign governments.

     Accordingly, we may not be able to successfully execute our business plan in foreign markets. If we are unable to achieve anticipated levels of revenues from our international operations, our revenues and profitability would decline.

IF OUR INTERNATIONAL BUSINESS VOLUMES INCREASE, WE WILL BE EXPOSED TO GREATER FOREIGN CURRENCY EXCHANGE RISKS, WHICH COULD RESULT IN INCREASED EXPENSES AND DECLINING PROFITABILITY


     Compared to fiscal year 1998 and the six month period for 1999, the percentage of our revenues comprised of international engagements increased significantly in fiscal year 1999 and the six month period for 2000, respectively, and may continue to increase. Some of our international engagements are denominated in the local currency of our clients. Expenses that we incur in delivering these services, consisting primarily of consultant compensation, are typically denominated in U.S. dollars. To the extent that the value of a currency in which our billings are denominated decreases in relation to the U.S. dollar or another currency in which our expenses are denominated, our operating results and financial condition could be harmed. We may hedge our foreign currency exposure from time to time, but hedging may not be effective.

WE EXPECT THE GROWTH OF OUR TMNG.COM BUSINESS TO DRIVE FUTURE REVENUES AND IF THIS DOES NOT HAPPEN OUR REVENUES AND PROFITABILITY WOULD DECLINE

     A significant part of our future growth is dependent upon our ability to grow our TMNG.com business which is focused on providing consulting services to help telecommunications companies build the infrastructure, systems and processes needed to support e-business. To support this growth, we must continue to develop a base of consultants with internet-based skills. The personnel and skill sets required for our TMNG.com services are different from those used in our traditional lines of business. The personnel that we need to support this business may not be widely available, and we may encounter unforeseen difficulties in recruiting needed personnel for the TMNG.com initiative. In addition, we may be unable to develop methodologies to address the unique needs of internet-based companies due to our relative lack of experience in this market. Additionally, the continuously evolving nature of the internet makes it very difficult to establish e-business expertise. If we fail to adequately develop our internet and e-business skills, we may not be able to capitalize on the growth opportunities presented by these sectors, and our competitive position, revenues and profitability would decline.

OUR TMNG.COM BUSINESS IS DEPENDENT ON CONTINUED GROWTH, USE AND ACCEPTANCE OF THE INTERNET AND E-BUSINESS

     Our success in providing e-business related consulting services depends in part on widespread acceptance and use of the internet as a way to conduct business. The internet and e-business may not become a viable long-term commercial marketplace due to potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our business would be harmed if:

     - use of the internet and other online services does not increase or increases at a slower pace than expected or on-line services do not become viable marketplaces;

     - the infrastructure for the internet and other online services does not effectively support future expansion of e-business; or

     - concerns over security and privacy inhibit the growth of the internet.

The failure of the internet to continue to grow would inhibit the demand for our TMNG.com consulting services and our revenues and financial performance.

WE ARE DEPENDENT ON A LIMITED NUMBER OF KEY PERSONNEL, AND THE LOSS OF THESE INDIVIDUALS COULD HARM OUR COMPETITIVE POSITION AND FINANCIAL PERFORMANCE

     Our business consists primarily of the delivery of professional services and, accordingly, our success depends upon the efforts, abilities, business generation capabilities and project execution of our executive officers and key consultants. Our success is also dependent upon the managerial, operational and administrative skills of our executive officers, particularly Richard Nespola, our President and Chief Executive Officer. The loss of any executive officer or key consultant or group of consultants, or the failure of these individuals to generate business or otherwise perform at or above historical levels could result in a loss of customers or revenues, and could therefore harm our financial performance.

IF WE FAIL TO PERFORM EFFECTIVELY ON PROJECT ENGAGEMENTS, OUR REPUTATION, AND THEREFORE OUR COMPETITIVE POSITION AND FINANCIAL PERFORMANCE COULD BE HARMED

     Many of our engagements come from existing clients or from referrals by existing clients. Therefore, our growth is dependent on our reputation and on client satisfaction. The failure to perform services that meet a client's expectations may damage our reputation and harm our ability to attract new business. Damage to our reputation arising from client dissatisfaction could therefore harm our financial performance.

IF WE FAIL TO DEVELOP LONG-TERM RELATIONSHIPS WITH CUSTOMERS, OUR SUCCESS WOULD BE JEOPARDIZED

     A substantial majority of our business is derived from repeat customers. Our future success depends to a significant extent on our ability to develop long-term relationships with successful telecommunications providers who will give us new and repeat business. We may be unable to develop new customer relationships and our new or existing customers may be unsuccessful. Our inability to build long-term customer relations would result in declines in our revenues and profitability.

A LARGE NUMBER OF OUR PERSONNEL ARE CLASSIFIED AS INDEPENDENT CONTRACTORS FOR TAX AND EMPLOYMENT LAW PURPOSES, AND IF THESE PERSONNEL WERE TO BE RECLASSIFIED AS EMPLOYEES, WE COULD BE SUBJECT TO BACK TAXES, INTEREST, PENALTIES AND OTHER LEGAL CLAIMS

     We provide approximately half of our consulting services through independent contractors and, therefore, do not pay federal or state employment taxes or withhold income taxes for such persons. Further, we generally do not include these independent contractors in our benefit plans. In the future, the IRS and state authorities may challenge the status of consultants as independent contractors. Independent contractors may also initiate proceedings to seek reclassification as employees under state law. In either case, if persons engaged by us as independent contractors are determined to be employees by the IRS or any state taxation department, we would be required to pay applicable federal and state employment taxes and withhold income taxes with respect to such persons and could become liable for amounts required to be paid or withheld in prior periods along with penalties. In addition, we could be required to include such persons in our benefit plans retroactively and going forward. Any challenge by the IRS or state authorities or individuals resulting in a determination that a substantial number of persons we have classified as independent contractors are actually employees could subject us to liability for back taxes, interest and penalties, which would harm our profitability.

WE COULD BE SUBJECT TO CLAIMS FOR PROFESSIONAL LIABILITY, WHICH COULD HARM OUR FINANCIAL PERFORMANCE

     As a provider of professional services, we face the risk of liability claims. A liability claim brought against us could harm our business. We may also be subject to claims by our clients for the actions of our consultants and employees arising from damages to clients' business or otherwise.

     In particular, we are currently a defendant in litigation brought by the bankruptcy trustee of one of our former clients. This litigation seeks to recover $320,000 in consulting fees paid by the former client and also seeks to recover at least $1.85 million for breach of contract, breach of fiduciary duties and negligence. For additional information regarding this proceeding, please see "Business -- Legal Proceedings."

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE, AND OUR INVESTORS MAY EXPERIENCE INVESTMENT LOSSES

     The market price of our common stock is volatile. Our stock price could decline or fluctuate in response to a variety of factors, including:

     - variations in our quarterly operating results;

     - announcements of technological innovations that render our talent outdated;

     - introduction of new services or new pricing policies by us or our competitors;

     - trends in the telecommunications industry;

     - acquisitions or strategic alliances by us or others in our industry;

     - failure to achieve financial analysts' or other estimates of our results of operations for any fiscal period;

     - changes in estimates of our performance or recommendations by financial analysts; and

     - market conditions in the telecommunications industry and the economy as a whole.

     In addition, the stock market experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could harm the market price of our common stock.

WE MAY MAKE ACQUISITIONS, WHICH ENTAIL RISKS THAT COULD HARM OUR FINANCIAL PERFORMANCE OR STOCK PRICE

     As part of our business strategy, we may make acquisitions. Currently, we do not have any planned or pending acquisitions. Any future acquisition would be accompanied by the risks commonly encountered in acquisitions. These risks include:

     - the difficulty associated with assimilating the personnel and operations of acquired companies;

     - the potential disruption of our existing business; and

     - adverse effects on our financial statements, including one-time write-offs, ongoing charges for amortization of goodwill and assumption of liabilities of acquired businesses.

     If we make acquisitions and any of these problems materialize, these acquisitions could negatively affect our operations, profitability and financial operations.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR COMPETITIVE POSITION AND OUR FINANCIAL PERFORMANCE

     Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties, including former employees or consultants of ours, may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Unauthorized disclosure of our proprietary information could make our solutions and methodologies available to others and harm our competitive position.

     Intellectual property claims brought against us, regardless of their merit, could result in costly litigation and the diversion of our financial resources and technical and management personnel. Further, if such claims are proven valid, through litigation or otherwise, we may be required to change our trademarks and pay financial damages, which could harm our profitability and financial performance.

PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS WILL RETAIN SUBSTANTIAL CONTROL OVER US AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF OTHER STOCKHOLDERS


     Upon completion of this offering, our executive officers, directors and stockholders owning more than five percent of our outstanding common stock (and their affiliates) will, in the aggregate, own 63.0% of our outstanding common stock. As a result, such persons, acting together, will have the ability to substantially influence all matters submitted to the stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if such a transaction would be beneficial to other stockholders.


THE SIGNIFICANT NUMBER OF SHARES OF COMMON STOCK THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY HARM THE MARKET PRICE OF OUR COMMON STOCK

     Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price for our common stock. This may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. Upon expiration of 90-day lockup agreements that the selling stockholders and our executive officers and directors have entered into with the underwriters or us, 19,036,707 shares of our common stock will become eligible for immediate sale. For additional detail regarding shares eligible for sale, please see "Shares Eligible for Future Sale."

WE USED TO BE TAXED UNDER SUBCHAPTER "S" OF THE INTERNAL REVENUE CODE AND CLAIMS OF TAXING AUTHORITIES RELATED TO OUR PRIOR SUBCHAPTER "S" CORPORATION STATUS COULD HARM US

     From 1993 through 1998, we were taxed as a "pass-through" entity under subchapter "S" of the Internal Revenue Code. Since February 1998, we have been taxed under subchapter "C" of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If our tax returns for the years in which we were a subchapter "S" corporation were to be audited by the Internal Revenue Service or another taxing authority and an adverse determination was made during the audit, we could be obligated to pay back taxes, interest and penalties. The stockholders of our predecessor entity agreed, at the time we acquired our predecessor, to indemnify us against negative tax consequences arising from our prior "S" corporation status. However, this indemnity may not be sufficient to cover claims made by the IRS or other taxing authorities, and any such claims could result in additional costs and harm our financial performance.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION


     If you purchase shares of our common stock, you will incur immediate and substantial dilution of $29.49 in pro forma net tangible book value per share. If other security holders exercise options or warrants to purchase our common stock, you will suffer further dilution.


WE MAY SEEK TO RAISE ADDITIONAL FUNDS, AND ADDITIONAL FUNDING MAY BE DILUTIVE TO STOCKHOLDERS OR IMPOSE OPERATIONAL RESTRICTIONS

     Any additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. These stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD PARTY ACQUISITION OF US DIFFICULT

     Our certificate of incorporation and bylaws and anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. In addition, our bylaws provide for a classified board, with board members serving staggered three-year terms. The Delaware anti-takeover provisions and the existence of a classified board could make it more difficult for a third party to acquire us.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties, which may include statements about our:

     - business strategy;

     - financial performance and trends affecting our business; and

     - plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. In addition, this prospectus includes statistical data that comes from information published by independent sources, including International Data Corporation (IDC). Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS


     We estimate that we will receive proceeds of $31,123,000 from the sale of the 1,000,000 shares of common stock we are offering based on an assumed public offering price of $33.00 per share and after deducting the underwriting discount and our estimated offering expenses. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.


     We plan to use the proceeds to enhance our European initiative, enhance our toolsets, support TMNG.com and for general corporate purposes, including working capital. We may also use some of the proceeds to acquire other complementary businesses, although we have no current commitments relating to any of these transactions. Pending these uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol of TMNG. The following table sets forth, for the period indicated, the low and high sale prices per share for our common stock as reported by the Nasdaq National Market.


                                                               HIGH      LOW
                                                              ------    ------
Fourth Quarter 1999 (from November 22, 1999)................  $35.13    $17.00
First Quarter 2000..........................................  $41.88    $21.75
Second Quarter 2000.........................................  $40.00    $ 9.00
Third Quarter 2000 (through July 21, 2000)..................  $40.00    $30.50



     On July 21, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $33.00 per share. As of July 20, 2000, we had outstanding 27,501,138 shares of common stock held by approximately 49 holders of record.


                                DIVIDEND POLICY

     We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                   TRADEMARKS

     TMNG(R), TMNG.com(TM), TMNG CLEC Planner(TM), TMNG Lexicon(R), TMNG e-Lexicon(TM), Margin Master(R) and QBC(R) are trademarks of The Management Network Group, Inc. eRoom(TM) is a trademark of Instinctive Technology, Inc. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                 CAPITALIZATION


     The following table sets forth as of July 1, 2000:


     - our actual capitalization; and


     - our capitalization as adjusted to reflect the proceeds from the sale of 1,000,000 shares of our common stock offered hereby at an assumed public offering price of $33.00 per share and after deducting the underwriting discount and estimated offering expenses.


     The actual information below is qualified by, and should be read in conjunction with, our consolidated financial statements and related notes appearing elsewhere in this prospectus.


                                                                      JULY 1, 2000
                                                              ----------------------------
                                                                               PRO FORMA
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------    ------------
                                                              (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Stockholders' equity:
  Preferred stock, $0.001 par value; 10,000,000 shares
     authorized, none issued and outstanding, Actual and as
     adjusted...............................................
  Common stock, $0.001 par value; 100,000,000 shares
     authorized, shares issued and outstanding, at amount
     paid in(1):
     Actual: 27,496,444 shares; and As Adjusted: 28,496,444
      shares(1).............................................    $     27        $     28
  Additional paid-in capital................................     106,540         137,662
  Accumulated deficit.......................................     (28,207)        (28,207)
  Accumulated other comprehensive income -- foreign currency translation
     adjustment.............................................         (47)            (47)
  Unearned compensation.....................................      (5,659)         (5,659)
                                                                --------        --------
          Total stockholders' equity........................      72,654         103,777
                                                                --------        --------
          Total capitalization..............................    $ 72,654        $103,777
                                                                ========        ========


---------------

(1) The number of shares of common stock outstanding at July 1, 2000 excludes:
    2,528,216 shares underlying options issuable upon the exercise of options outstanding under our 1998 equity incentive plan at a weighted average exercise price of $7.14 per share, of which 301,320 are exercisable as of July 1, 2000 and 482,409 shares underlying options available for future grants. The number of shares of common stock outstanding also excludes 500,000 shares issuable upon the exercise of a warrant issued to Williams Communications Group in October 1999. The exercise price of this warrant is $2.00 per share.

                                    DILUTION


     Our net tangible book value as of July 1, 2000 was approximately $68.8 million, or approximately $2.50 per share of common stock. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the shares of common stock outstanding as of July 1, 2000.



     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of 1,000,000 shares of common stock in this offering at an assumed public offering price of $33.00 per share and after deducting the underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of July 1, 2000, would have been approximately $99.9 million, or $3.51 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.01 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $29.49 per share to purchasers of common stock in this offering.



Public offering price per share.............................          $33.00
  Net tangible book value per share as of July 1, 2000......  $2.50
  Increase per share attributable to new investors..........  $1.01
Pro forma as adjusted net tangible book value per share.....          $ 3.51
                                                                      ------
Dilution per share to new investors.........................          $29.49
                                                                      ======



     The following table sets forth the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and offering expenses payable by us at an assumed public offering price of $33.00 per share.



                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    ---------------------    -----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                    ----------    -------    ------------    -------    -------------
Existing stockholders.............  27,496,444      96.5%    $ 96,441,000      74.5%       $ 3.51
                                                                                           ======
New investors.....................   1,000,000       3.5       33,000,000      25.5        $33.00
                                    ----------     -----     ------------     -----        ======
          Total...................  28,496,444     100.0%    $129,441,000     100.0%       $ 4.54
                                    ==========     =====     ============     =====        ======



     The foregoing computations exclude 2,528,216 shares of common stock subject to options issued at a weighted average exercise price of $7.14 per share granted under our 1998 equity incentive plan. These computations also exclude 500,000 shares of common stock subject to an outstanding warrant issued to Williams Communications Group at an exercise price of $2.00 per share.


     To the extent these options and the warrant are exercised, there would be additional dilution to investors purchasing shares in this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following selected consolidated financial data for the six months ended July 3, 1999 and July 1, 2000, are derived from our unaudited condensed consolidated financial statements and each of the notes to those statements included elsewhere in this prospectus. In the opinion of our management, our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for such periods. The selected financial data at December 31, 1995 has been derived from our unaudited financial statements, which are not included in this prospectus. The selected financial data at December 31, 1996 and 1997, and for each of fiscal years 1995 and 1996, have been derived from our audited financial statements and the notes to those statements which are not included in this prospectus. The selected financial data at January 2, 1999 and January 1, 2000, and for each of fiscal years 1997, 1998 and 1999 have been derived from our audited financial statements and the notes to those statements included elsewhere in this prospectus. The selected financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited financial statements and the notes to those statements and the other financial data included elsewhere in this prospectus.



                                                                             FISCAL YEAR                       SIX MONTHS ENDED
                                                           ------------------------------------------------   -------------------
                                                                                                              JULY 3,    JULY 1,
                                                            1995      1996      1997       1998      1999       1999       2000
                                                           -------   -------   -------   --------   -------   --------   --------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues.................................................  $ 7,299   $17,279   $20,184   $ 32,103   $50,322   $ 23,856   $35,866
Cost of services:
  Direct cost of services................................    4,303     9,648    11,384     17,411    26,109     12,377    18,638
  Equity related charges.................................                                     239     2,780        956     3,917
                                                           -------   -------   -------   --------   -------   --------   -------
        Total cost of services...........................    4,303     9,648    11,384     17,650    28,889     13,333    22,555
                                                           -------   -------   -------   --------   -------   --------   -------
Gross profit.............................................    2,996     7,631     8,800     14,453    21,433     10,523    13,311
Operating expenses:
  Selling, general and administrative expenses...........    1,242     2,798     3,280      6,158     9,777      4,886     7,448
  Equity related charges.................................                                      22     1,998        570       810
                                                           -------   -------   -------   --------   -------   --------   -------
        Total operating expenses.........................    1,242     2,798     3,280      6,180    11,775      5,456     8,258
                                                           -------   -------   -------   --------   -------   --------   -------
Income from operations...................................    1,754     4,833     5,520      8,273     9,658      5,067     5,053
Other income (expense):
  Interest income........................................        6        16         6         18       277          2     1,626
  Interest expense.......................................       (2)     (136)      (30)    (2,054)   (1,998)    (1,116)       (3)
  Other, net.............................................                            8         88       (68)       (79)     (124)
                                                           -------   -------   -------   --------   -------   --------   -------
Total other income (expense).............................        4      (120)      (16)    (1,948)   (1,789)    (1,193)    1,499
Income before provision for income taxes and
  extraordinary item.....................................    1,758     4,713     5,504      6,325     7,869      3,874     6,552
Provision for income taxes...............................                                  (3,282)   (3,208)    (1,612)   (2,621)
                                                           -------   -------   -------   --------   -------   --------   -------
Income available to common stockholders before
  extraordinary item.....................................    1,758     4,713     5,504      3,043     4,661      2,262     3,931
Extraordinary item.......................................                                              (200)
                                                           -------   -------   -------   --------   -------   --------   -------
Net income available to common stockholders..............  $ 1,758   $ 4,713   $ 5,504   $  3,043   $ 4,461   $  2,262   $ 3,931
                                                           =======   =======   =======   ========   =======   ========   =======
Income before extraordinary item per common share
    Basic................................................  $  0.08   $  0.21   $  0.24   $   0.14   $  0.20   $   0.10   $  0.14
                                                           =======   =======   =======   ========   =======   ========   =======
    Diluted..............................................  $  0.08   $  0.21   $  0.24   $   0.13   $  0.20   $   0.10   $  0.14
                                                           =======   =======   =======   ========   =======   ========   =======
Net income per common share
    Basic................................................  $  0.08   $  0.21   $  0.24   $   0.14   $  0.19   $   0.10   $  0.14
                                                           =======   =======   =======   ========   =======   ========   =======
    Diluted..............................................  $  0.08   $  0.21   $  0.24   $   0.13   $  0.19   $   0.10   $  0.14
                                                           =======   =======   =======   ========   =======   ========   =======
Weighted average common shares outstanding
    Basic................................................   22,500    22,500    22,500     22,500    23,056     22,507    27,443
                                                           =======   =======   =======   ========   =======   ========   =======
    Diluted..............................................   22,500    22,500    22,500     22,944    23,807     22,991    28,664
                                                           =======   =======   =======   ========   =======   ========   =======
Pro forma provision for income taxes(1)..................  $  (703)  $(1,885)  $(2,202)  $ (2,530)
                                                           =======   =======   =======   ========
Pro forma net income.....................................  $ 1,055   $ 2,828   $ 3,302   $  3,795
                                                           =======   =======   =======   ========
"S" corporation distributions............................  $ 1,450   $ 6,095   $ 2,600   $  4,664
                                                           =======   =======   =======   ========
CONSOLIDATED BALANCE SHEET DATA:
Net working capital......................................  $ 2,809   $ 1,744   $ 4,689   $  6,025   $61,419   $  5,731   $68,455
Total assets.............................................  $ 3,443   $ 4,121   $ 5,483   $ 11,006   $67,382   $ 12,090   $78,626
Total long-term obligations (including current debt).....                                $ 26,017             $ 23,350
Total Stockholders' Equity (Deficiency in assets)........  $ 2,809   $ 1,743   $ 4,709   $(18,271)  $63,437   $(14,356)  $72,654


---------------
(1) Before February 12, 1998, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon consummation of the February 1998 leveraged recapitalization, we terminated our subchapter "S" corporation status and, accordingly became subject to federal and state income taxes. The pro forma income statement information reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following section should be read in conjunction with the Consolidated Financial Statements and Notes thereto beginning on page F-1 of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions which could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those discussed in "Risk Factors."

OVERVIEW

     We are a global management consulting firm that specializes in serving the telecommunications industry. We provide comprehensive services that enable our clients to meet the challenges of today's competitive and dynamic telecommunications environment, including the growing demand for Internet infrastructure and e-business solutions. Our clients include communications service providers, technology companies and the investment firms that support the telecommunications industry. We capitalize on our industry expertise and proprietary methodologies to provide strategic, management and operational support to our clients.


     Beginning with fiscal year 1998, we switched to a four week -- four week -- five week quarterly accounting system in which each quarter is 13 weeks and ends on a Saturday. As a result of this change, our fiscal year end changed from being December 31 to being the Saturday which is 13 weeks from the end of the third fiscal quarter. Our 1998 fiscal year therefore ended on January 2, 1999. Our 1999 fiscal year ended on January 1, 2000. The words "fiscal year" in this prospectus refer to the fiscal year most closely coinciding with the related calendar year. When we refer to the "six month period for 1999" and the "six month period for 2000" in this prospectus, we mean the six month periods ending on July 3, 1999 and July 1, 2000, respectively.


     Sources of Revenue and Revenue Recognition Policy. Our revenues consist of consulting fees for professional services and related expense reimbursements. Substantially all of our consulting services are contracted on a time and materials basis not to exceed a negotiated contract price. Each quarter we reevaluate our progress against these contracts to confirm our cost of services will not exceed the contract price. We recognize substantially all revenues in the period in which the service is performed. We generally begin a client relationship with a short-term engagement utilizing a few consultants. Our sales strategy focuses on building long-term relationships with both new and existing clients to gain additional engagements within existing accounts and referrals for new clients. We also use strategic alliances with other companies to sell our services and anticipate that we will continue to do so in the future. Because we are a consulting company, we experience fluctuations in revenues derived from our clients during the course of a project lifecycle. As a result, the volume of work performed for specific clients varies from period to period and a major client from one period may not use our services in another period. In addition, our clients generally may end their engagements with little or no penalty or notice. If a client engagement ends earlier than we expect, we must re-deploy professional service personnel as any resulting unbillable time could harm our margins.

     In third quarter 1999, we introduced our TMNG.com services, which are directed at assisting communications service providers in building the infrastructure to support e-business. We are recruiting additional consultants to support this business and designing our proprietary methodologies to focus on e-business, including our TMNG e-Lexicon. We expect to incur substantial costs in connection with the development of TMNG.com; we also expect that a significant portion of our long-term service revenues will be attributable to our TMNG.com service offerings. Should these revenues fall short of our expectations for any reason, our margins could be harmed.


     Customer concentration. While we have a large number of customers, we also depend on a few key customers for a significant portion of our revenues. In fiscal year 1998, 42.5% of our revenues came from Williams Communications Group, Bell Atlantic and e.spire Communications, with services to each accounting for more than ten percent of our revenues. In fiscal year 1999 and for the six month period for

2000, 54.1% and 34.5%, respectively, of our revenues came from Williams Communications Group and diAx, with services to each accounting for more than ten percent of our revenues. We generally negotiate discounted pricing for large projects with long-term customers. Because our clients typically engage our services on a project basis, their needs for our services vary substantially from period to period. While we are seeking to diversify our customer base and expand the portion of our revenues which is derived from service through various channels, we anticipate that our operating results will continue to depend on volume services to a relatively small number of communication service providers and technology vendors.



     Cost of Services. Cost of services consists primarily of fees paid to independent contractors and client-related compensation for consultants who are employees as well as equity related non-cash charges we incur in connection with the grants of equity securities primarily to consultants. Employee compensation includes certain unbillable time, training, vacation time, benefits and payroll taxes. Our annual gross margins have ranged from 41.0% to 45.0% during the period from 1995 to 1999. For the six month period for 2000, gross margin was 37.1%. Margins are primarily impacted by:


     - the type of consulting services provided;

     - the size of service contracts and negotiated volume discounts;

     - changes in our pricing policies and those of our competitors;

     - utilization rates of consultants and independent contractors;

     - employee and independent contractor costs associated with a competitive labor market; and

     - non-cash equity related charges.

     In addition, gross margins may be impacted by the ratio of consultants to independent contractors providing client service. To improve our ability to attract and retain personnel, we offer certain current consultants either regular full-time employment or contingent employment. Contingent employees are eligible for stock options and generally receive company-paid medical insurance, vacation and other employee benefits. However, instead of receiving a regular salary, contingent employees will be compensated only for time spent serving on consulting projects for customers or requested assistance on internal projects, including updating our toolsets. We believe our contingent employment model is unique and provides our consultants with employee benefits, greater flexibility for personal time and organizational support while providing us greater flexibility in managing utilization rates than if we hired these consultants as full-time employees. In addition, as we increase the full-time employee portion of our consultant base, it becomes increasingly important for us to manage utilization rates. If we are unable to manage utilization rates, our gross margins may be negatively impacted because of the additional fixed costs associated with full-time employees.

     Operating Expenses. Operating expenses include selling, general and administrative expenses as well as equity related non-cash charges we incur in connection with the grants of equity securities primarily to partners, principals and certain senior executives. Sales and marketing expenses consist primarily of personnel and related costs for our direct client marketing efforts and marketing staff. We primarily use a relationship sales model in which our partners, principals and consultants generate revenues. We take these revenue generating activities into account when determining these individuals' quarterly bonus compensation, which is generally recorded as sales and marketing expenses. Other expenditures include costs associated with marketing materials, trade shows and advertising. To increase market awareness of our company, we intend to continue to expand our sales and marketing efforts substantially, both domestically and internationally. We will continue investment in sales and marketing by adding to our senior executive team to support targeted marketing programs, promoting recognition of our senior executives through published articles and trade show presentations, and advertisement of new service offerings, including a substantial portion for TMNG.com. We expect our sales and marketing expenses to increase in the future.

     General and administrative expenses consist primarily of salaries for employees engaged primarily in executive and support functions as well as expenses for corporate infrastructure. With our international expansion, we are investing in enhancing our technologies and infrastructure to support our operations both domestically and abroad. We do not expect to invest heavily in facilities because we plan to link our consultants by electronic communication, enabling our consultants to work off-site using internet communication capabilities known as our eRooms. We are also investing heavily in updating our toolsets and developing new ones. A substantial portion of our recruiting and toolset development expenses will be incurred in connection with the continued development of our TMNG.com service line. Our development expenditures are expensed when incurred. We expect our selling, general and administrative expenses to increase in absolute dollars and as a percentage of revenues, due in part to the expenses we expect to incur in connection with the continued development of TMNG.com.

     Recapitalization. From our inception through February 12, 1998, the date of our leveraged recapitalization, our pre-recapitalization stockholders, Richard
P. Nespola, Micky K. Woo, Alan H. Staples and Ralph R. Peck conducted operations through several loosely affiliated entities. On February 12, 1998, we effected a leveraged recapitalization with Behrman Capital II, L.P. and affiliated venture funds in which the Behrman Capital funds acquired shares of common stock for $20.0 million. At that time, we also borrowed $24.0 million in term loans and obtained a $5.0 million revolving credit facility from Chase Manhattan Bank and a syndicate of lenders established by Chase Manhattan Bank (this indebtedness was repaid with the proceeds of our initial public offering in November 1999). The proceeds from the investment by Behrman Capital and the term loans were used principally to fund the redemption of approximately 60% of the common stock owned by Messrs. Nespola, Woo, Peck and Staples for an aggregate redemption price of approximately $38.7 million. In connection with the recapitalization, we made distributions to the stockholders of approximately $4.7 million, representing accumulated equity in our company and resulting in negative stockholders' equity of $21.6 million. We accounted for the transaction using the leveraged recapitalization accounting convention. As a result of the recapitalization, we incurred non-recurring recapitalization costs totaling approximately $3.1 million related to offering costs.

     Prior to the recapitalization, we compensated Messrs. Woo, Peck and Staples for oversight and strategic advice principally through management fees paid to affiliates owned by them, along with fees for independent contractor services provided to our clients through these affiliated entities. At the time of the recapitalization, we ceased making payments of management fees and entered into an employment agreement with each of Messrs. Nespola, Woo, Peck and Staples.

     From 1993 through February 12, 1998, we elected to be treated as a subchapter "S" corporation for tax purposes. During that period, all of our outstanding common stock was owned by Messrs. Nespola, Woo, Peck and Staples. Upon consummation of the recapitalization, we terminated our subchapter "S" corporation election and became obligated to pay federal and state income taxes as a subchapter "C" corporation.

RESULTS OF OPERATIONS

     The following table sets forth financial data for the fiscal periods indicated as a percentage of revenues:


                                                                PERCENTAGE OF REVENUES
                                                     ---------------------------------------------
                                                                                 SIX MONTHS ENDED
                                                        FISCAL YEAR ENDED       ------------------
                                                     -----------------------    JULY 3,    JULY 1,
                                                     1997     1998     1999      1999       2000
                                                     -----    -----    -----    -------    -------
                                                                                   (UNAUDITED)
Revenues...........................................  100.0%   100.0%   100.0%    100.0%     100.0%
Cost of services:
  Direct cost of services..........................   56.4     54.2     51.9      51.9       52.0
  Equity related charges...........................             0.7      5.5       4.0       10.9
                                                     -----    -----    -----     -----      -----
     Total cost of services........................   56.4     54.9     57.4      55.9       62.9
                                                     -----    -----    -----     -----      -----
Gross margin.......................................   43.6     45.1     42.6      44.1       37.1
Operating expenses:
  Selling, general and administrative expenses.....   16.3     19.2     19.4      20.5       20.7
  Equity related charges...........................             0.1      4.0       2.4        2.3
                                                     -----    -----    -----     -----      -----
     Total operating expenses......................   16.3     19.3     23.4      22.9       23.0
                                                     -----    -----    -----     -----      -----
Income from operations.............................   27.3     25.8     19.2      21.2       14.1
Other income (expense):
  Interest income..................................                      0.5                  4.5
  Interest expense.................................            (6.4)    (4.0)     (4.7)
  Other expenses, net..............................             0.3               (0.3)      (0.3)
                                                     -----    -----    -----     -----      -----
Income before income taxes and extraordinary
  item.............................................   27.3     19.7     15.7      16.2       18.3
Provision for income tax...........................           (10.2)    (6.4)     (6.7)      (7.3)
                                                     -----    -----    -----     -----      -----
Income before extraordinary item...................   27.3      9.5      9.3       9.5       11.0
Extraordinary item.................................                     (0.4)
                                                     -----    -----    -----     -----      -----
Net income.........................................   27.3%     9.5%     8.9%      9.5%      11.0%
                                                     =====    =====    =====     =====      =====



COMPARISON OF SIX MONTHS ENDED JULY 1, 2000 AND JULY 3, 1999



  Revenues



     Revenues increased 50.3% to $35.9 million for the six month period for 2000 from $23.9 million for the six month period for 1999. The increase in revenues was due primarily to an increase in consulting services performed for our new and existing clients during the period, and increased billing rates of our consultants. Additionally, for the six month period for 2000, our international revenue base represented 29.1% of our revenues, up from 24.1% for the six month period for 1999.



     Included in revenue for the six month period for 2000 were services provided to one large customer, which accounted for 23.6% of revenues in the six month period for 2000 compared to 44.3% for the six month period for 1999.



  Costs of Services



     Direct cost of services increased to $18.6 million for the six month period for 2000 compared to $12.4 million for the six month period for 1999. As a percentage of revenues, our gross margin on services was 48.0% for the six month period for 2000 and 48.1% for the six month period for 1999.



     Non-cash stock based compensation charges were $3.9 million and $1.0 million for the six month period for 2000 and 1999, respectively. Of the $3.9 million compensation charges related to the six month period for 2000, $1.9 million was recorded in connection with the issuance of stock options to employees and non-employee consultants and $2.0 million was recorded in connection with warrants issued during the fourth quarter of fiscal year 1999. These charges represent 10.9% of revenues for the six month period for 2000 compared to 4.0% of revenues for the six month period for 1999.

  Operating Expenses



     Selling, general and administrative expenses increased to $7.4 million for the six month period for 2000, or 52.4%, from $4.9 million for the six month period for 1999. As a percentage of revenues, selling, general and administrative expenses were comparable with the six month period for 2000 and 1999 at 20.7% and 20.5%, respectively. We incurred an increase in selling, general and administrative expenses primarily due to the personnel and technology costs associated with the increased administrative staffing required to manage and support the growth of the organization.



     Non-cash stock based compensation charges of $810,000 and $570,000 for the six month period for 2000 and for the six month period for 1999, respectively, were recorded in connection with the issuance of stock options to our partners, principals, senior executives administration and non-employee directors. These charges represent 2.3% of revenues in the six month period for 2000 compared to 2.4% of revenues in the six month period for 1999.



  Other Income and Expenses



     Interest income was $1.6 million for the six month period for 2000, due primarily to the interest received on the net proceeds of the initial public offering. We invest in short-term, high grade investment instruments.



     Interest expense decreased to $3,000 for the six month period for 2000, compared to $1.1 million for the six month period for 1999. Interest expense decreased primarily due to the extinguishment of debt in the fourth quarter of 1999. On November 29, 1999, all outstanding indebtedness was repaid with proceeds from our November 23, 1999 initial public offering.



     Included in other expenses, net were foreign currency exchange losses of $136,000 for the six month period for 2000, compared to a foreign currency loss of $75,000 for the six month period for 1999. The losses were due primarily to losses recorded on a project located in Switzerland that was billed in Swiss francs.



  Income Taxes



     Provision for income taxes for the six month period for 2000 as a percentage of pretax income was 40.0% compared to 41.6% for the six month period for 1999.


FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

  Revenues

     Revenues increased 56.7% to $50.3 million for fiscal year 1999 from $32.1 million for fiscal year 1998. The increase was primarily attributable to a net increase in consulting services. The increase in consulting services was due primarily to a significant increase in services provided to a major customer, which was offset in part by negotiated volume discounts. Fiscal year 1999 revenues included revenues from services provided to one large customer, which accounted for 39.6% of revenues during that period. International revenue expanded to 27.7% of revenues in fiscal year 1999 compared to 16.2% for fiscal year 1998, primarily due to an increase in European business.

  Cost of Services

     Direct cost of services increased to $26.1 million for fiscal year 1999 from $17.4 million for fiscal year 1998. Direct cost of services as a percent of revenue decreased from 54.2% for fiscal year 1998 to 51.9% for fiscal year 1999. Direct gross margins improved because the consultant mix changed to include more employees in fiscal year 1999 compared to fiscal year 1998. A greater portion of full-time employees at a relatively constant utilization rate tends to improve gross margins because of their overall lower fixed salary compared to the higher variable costs paid to independent contractors. The margin improvement provided by increasing the full-time employee base was slightly offset by discounted customer pricing associated with large engagements.

     Non-cash stock based compensation charges of $2.8 million and $239,000 for fiscal year 1999 and fiscal year 1998, respectively, were recorded in connection with the issuance of stock options to employees and non-employee consultants. These charges reduced gross margin by 5.5% in fiscal year 1999 compared to 0.7% in fiscal year 1998.

  Operating Expenses

     Selling, general and administrative expenses increased to $9.8 million for fiscal year 1999 from $6.2 million for fiscal year 1998. Selling, general and administrative expense as a percentage of revenue increased to 19.4% for fiscal year 1999 from 19.2% for fiscal year 1998. We incurred an increase in marketing costs primarily as a result of an increase in sales bonuses associated with implementation of a revised incentive program for consultants and increased revenues for fiscal year 1999. We incurred an increase in selling, general and administrative expense primarily due to the personnel and facility costs associated with opening a new corporate office in the third quarter of fiscal year 1998 and increased administrative staffing to manage and support the growth of the organization. We also hired managing directors to lead the European and Canadian subsidiaries at the beginning of fiscal year 1999. In addition, we established reserves of $160,000 for a potential claim brought against us by a trustee in bankruptcy for a former client.

     Non-cash stock based compensation charges of $2.0 million and $22,000 for fiscal year 1999 and fiscal year 1998, respectively, were recorded in connection with the issuance of stock options to partners, principals and certain senior executives and non-employee directors. These charges increased operating expenses as a percentage of revenue by 4.0% in fiscal year 1999 compared to 0.1% in fiscal year 1998.

  Other Income and Expenses

     Interest expense decreased to $2.0 million for fiscal year 1999, compared to $2.1 million for fiscal year 1998. Interest expense primarily related to $24.0 million of borrowings under our term loans incurred in connection with the recapitalization in February 1998 and borrowings on the revolving credit facility. On November 29, 1999, all outstanding indebtedness was repaid with $22.3 million of the proceeds from the November 23, 1999 initial public offering. In conjunction with the early extinguishment of debt, deferred financing charges of $200,000, net of tax, were written-off and recorded as an extraordinary loss in the fourth quarter of fiscal year 1999.

     Other income for fiscal year 1998 primarily represents the recovery of $92,000 related to an employee advance previously reserved.

  Income Taxes

     Provision for income taxes for fiscal year 1999 as a percentage of pretax income was 40.8% compared to 51.9% for fiscal year 1998. The 51.9% effective tax rate for fiscal year 1998 exceeded the statutory federal income tax rate primarily due to the establishment of net deferred taxes upon conversion to a "C" corporation on February 12, 1998 in connection with the leveraged recapitalization and state income taxes. These increases in income tax expense were partially reduced by the exclusion of net income prior to February 12, 1998, representing "S" corporation net income. Prior to the conversion to a "C" corporation on February 12, 1998, we did not report tax expense as an "S" corporation.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

  Revenues

     Revenues increased 59.1% to $32.1 million in fiscal year 1998 from $20.2 million in fiscal year 1997. The increase in revenues was due primarily to the commencement of several major new engagements during fiscal year 1998. Higher billing rates, which resulted from a reduction in volume discounts in fiscal year 1998 as compared to fiscal year 1997, also contributed to the increase. The revenues in fiscal year 1997 included revenues from services provided to one large customer, which accounted for 39.3% of revenues in that year, at a negotiated volume discount. International revenues in fiscal year 1998 were 16.2% of revenues, primarily from Canada, and in fiscal year 1997 were 0.8% of revenues.

  Cost of Services

     Direct cost of services increased to $17.4 million in fiscal year 1998 from $11.4 million in fiscal year 1997. As a percentage of revenues, direct cost of services decreased to 54.2% in fiscal year 1998 from 56.4% in fiscal year 1997. The gross margin improvement resulted primarily from a reduction in business from the two largest customers in fiscal year 1997 at negotiated volume discounts. In addition, gross margins improved because the consultant mix changed to include more employees in fiscal year 1998 compared to fiscal year 1997.

     In fiscal year 1998, $239,000 non-cash stock based compensation charges were recorded in connection with the issuance of stock options to consultants. These charges reduced gross margin in this period by 0.7%.

  Operating Expenses

     Selling, general and administrative expenses increased 87.7% to $6.2 million in fiscal year 1998 from $3.3 million in fiscal year 1997. As a percentage of revenues, selling, general and administrative expenses increased to 19.2% in fiscal year 1998 from 16.3% in fiscal year 1997. Employee costs increased in fiscal year 1998 due to the larger role principals had in generating sales and the compensation expense associated with those responsibilities. In addition, expenses increased in fiscal year 1998 due to infrastructure investment. A new corporate office was opened in September 1998, and five management and administrative employees were hired late in the year. Management information systems were installed in fiscal year 1998, including financial reporting and project costing systems. In fiscal year 1998, marketing materials were enhanced, marketing efforts in Europe were expanded and the TMNG brand was promoted. We also expanded efforts to enhance TMNG Lexicon and TMNG CLEC Planner toolsets in fiscal year 1998.

  Other Income and Expenses

     Interest expense increased to $2.1 million in fiscal year 1998 from $30,000 in fiscal year 1997. Interest expense in fiscal year 1998 related primarily to two term loans in an aggregate principal amount of $24.0 million entered into in connection with the leveraged recapitalization. In fiscal year 1997, interest expense related to notes payable to several stockholders.

     Other income in the fiscal year 1998 primarily represents the recovery of $92,000 related to an employee advance previously reserved in fiscal year 1997.

  Income Taxes

     Provision for income taxes was $3.3 million in fiscal year 1998. The 51.9% effective tax rate in fiscal year 1998 exceeded the statutory federal income tax rate primarily due to the establishment of net deferred taxes upon conversion to a subchapter "C" corporation, and state income taxes. These increases in provision for income taxes were partially reduced by the exclusion of net income prior to February 12, 1998, representing "S" corporation net income. Prior to the conversion to a "C" corporation on February 12, 1998, we did not report tax expense as an "S" corporation.

     Net income decreased to $3.0 million in fiscal year 1998 from $5.5 million in fiscal year 1997. In fiscal year 1997, we were a subchapter "S" corporation and did not report tax expense. Income before provision for income taxes increased to $6.3 million in fiscal year 1998 from $5.5 million in fiscal year 1997.

SELECTED UNAUDITED HISTORICAL QUARTERLY FINANCIAL DATA


     The following tables set forth certain unaudited consolidated statements of income data for the ten quarters ended July 1, 2000. These data have been derived from unaudited interim consolidated financial statements prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a full presentation of such information when read in conjunction with the consolidated financial statements and notes appearing elsewhere in this prospectus. Results for any quarter are not necessarily indicative of results for any future period.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS -- UNAUDITED

                                                                 QUARTER ENDED
                                          -----------------------------------------------------------
                                          APRIL 4,    JULY 4,    OCTOBER 3,    JANUARY 2,    APRIL 3,
                                          1998(1)      1998         1998          1999         1999
                                          --------    -------    ----------    ----------    --------
Revenues................................  $ 6,154     $ 6,878     $ 8,439       $10,632      $11,433
                                          =======     =======     =======       =======      =======
Gross profit............................  $ 2,741     $ 3,295     $ 3,810       $ 4,607      $ 4,989
                                          =======     =======     =======       =======      =======
Income before extraordinary item........  $    39     $   838     $   999       $ 1,167      $ 1,067
                                          =======     =======     =======       =======      =======
Net income..............................  $    39     $   838     $   999       $ 1,167      $ 1,067
                                          =======     =======     =======       =======      =======
Diluted net income before extraordinary
  item per common share.................  $ 0.002     $  .037     $  .043       $  .050      $  .045
                                          =======     =======     =======       =======      =======
Diluted net income per common share.....  $ 0.002     $  .037     $  .043       $  .050      $  .045
                                          =======     =======     =======       =======      =======


                                          JULY 3,    OCTOBER 2,    JANUARY 1,    APRIL 1,    JULY 1,
                                           1999         1999          2000         2000       2000
                                          -------    ----------    ----------    --------    -------
Revenues................................  $12,423     $13,112       $13,354      $16,402     $19,464
                                          =======     =======       =======      =======     =======
Gross profit............................  $ 5,534     $ 5,489       $ 5,421      $ 5,957     $ 7,354
                                          =======     =======       =======      =======     =======
Income before extraordinary item........  $ 1,195     $ 1,172       $ 1,227      $ 1,678     $ 2,253
                                          =======     =======       =======      =======     =======
Net income..............................  $ 1,195     $ 1,172       $ 1,027      $ 1,678     $ 2,253
                                          =======     =======       =======      =======     =======
Diluted net income before extraordinary
  item per common share.................  $  .051     $  .049       $  .050      $  .058     $  .079
                                          =======     =======       =======      =======     =======
Diluted net income per common share.....  $  .051     $  .049       $  .040      $  .058     $  .079
                                          =======     =======       =======      =======     =======


------------------------
(1) We converted to "C" corporation status for income tax purposes on February 12, 1998, and charged income for $1.1 million of deferred taxes upon conversion.

     In the past, we have experienced seasonal fluctuations in revenue in the fourth quarter due primarily to the fewer number of business days because of the holiday periods occurring in that quarter. We may in the future experience fluctuations in revenue in the fourth quarter as well as summer and other vacation periods as we expand internationally.

LIQUIDITY AND CAPITAL RESOURCES

     On November 23, 1999, we completed our initial public offering and received net proceeds of approximately $72.1 million from the sale of 4,615,000 shares of common stock. On November 29, 1999 we used $22.3 million of the proceeds from our initial public offering to repay all indebtedness.


     At July 1, 2000, we had approximately $53.8 million in cash and cash equivalents. We believe the net proceeds of the initial public offering and of this offering, in addition to cash generated from operations, will be sufficient to meet anticipated cash requirements, including anticipated capital expenditures and consideration for possible acquisitions, for at least the next 12 months. Should our business expand more rapidly than expected, we believe that bank credit would be available to fund such operating and capital requirements.


NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133, as amended by

FAS 137, is required to be adopted for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not expect the adoption to have a material impact on our financial statements.


     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 entitled "Revenue Recognition." Further, the bulletin, as amended, is to be adopted, if needed, no later than the fourth fiscal quarter of fiscal years commencing after December 15, 1999, with retroactive adjustment to the first fiscal quarter of that fiscal year. The effect, if any, of complying with the accounting described in this bulletin has not been determined by management.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We anticipate that revenues from international engagements will increase as a percentage of our revenues. We may enter into consulting engagements that are denominated in foreign currencies. To the extent that the value of a currency in which our billings are denominated decreases in relation to the U.S. dollar or another currency in which our expenses are denominated, our expenses would increase and the profitability of the engagement would decline. We may hedge our foreign currency exposure from time to time but our hedging activities may not be effective.


     We invest idle cash balances in highly liquid short-term investments, the earnings of which are subject to interest rate fluctuations. The average invested balance during the six month period 2000 was approximately $51.3 million. We make no attempt to hedge this risk.

                                    BUSINESS

OVERVIEW

     We provide management consulting services to the global telecommunications industry. Our clients include:

     - communications service providers;

     - technology companies; and

     - financial services firms.

     We provide comprehensive services that address imminent client needs and enable our clients to meet the challenges of today's competitive and dynamic telecommunications environment. Present challenges include the ever-growing demand on companies to conduct e-business and facilitate commercial relationships over the internet. Our highly experienced consultants, who average over ten years of telecommunications industry experience, enable us to use our industry expertise and proprietary methodologies to provide strategic, management and operational support to our clients.

     We serve clients in all major regions of the U.S., in key European markets and in several other international locations.

     We are the successor to a telecommunications consulting company founded in 1990 by Richard P. Nespola, our President and Chief Executive Officer. Several additional shareholders were added in 1993. We then underwent a leveraged recapitalization transaction in 1998. We were incorporated in Kansas in 1993 and reincorporated in Delaware in September 1999.

INDUSTRY BACKGROUND

     CONSULTING SERVICES

     The demand for consulting services has been increasing in the last decade, a trend that is expected to continue. International Data Corporation, also known as IDC, projects that worldwide consulting services will increase from $60.1 billion in 1999 to $124.5 billion in 2004, a compound annual growth rate of 15.7%. The growth of the use of the internet is further spurring this demand as companies are seeking to improve their business practices through internet-based communications solutions. IDC projects that worldwide internet professional services will grow from $16.2 billion in 1999 to $99.1 billion in 2004, a compound annual growth rate of 43.7%.

     As with other businesses, telecommunications companies are increasingly turning to external consulting firms to help them improve their business processes and enter new markets as rapidly as possible. Factors such as deregulation and privatization, mergers and acquisitions within the industry, and the pace of technological change are driving these companies to seek the advice of outside experts and supplement the need for additional professionals to implement their strategies. IDC projects that communications information technology consulting services will increase from $3.2 billion in 1998 to $6.9 billion in 2003, a compound annual growth rate of 16.5%.

     TELECOMMUNICATIONS

     Other market dynamics that are contributing to an increased need for consulting services in the global telecommunications industry include:

     - deregulation, which began in the U.S. with the breakup of AT&T and continued with the Telecommunications Act of 1996 and is accelerating in Europe and other international markets;

     - the growth of the internet and e-business, which increases the demand for telecommunications capacity and places further pressure on incumbent and emerging communications service providers to make substantial changes in the way they do business to support this growth;

     - convergence among the different types of services being provided by a single telecommunications company;

     - the influx of new entrants and increasing competition due to deregulation and an increasing demand for telecommunications services; and

     - technological advances, which have significantly increased the volume of traffic that can be carried over telecommunications networks and have lowered transmission costs.

  Deregulation

     The U.S. telecommunications market reaps the benefits of deregulation, which began in 1984 and continued with the federal Telecommunications Act of 1996. Deregulation has brought about the liberalization of the telecommunications market in the United States. Deregulation created new opportunities not only for the incumbent communications carriers but also for a vast array of new market entrants. Deregulation has created substantially greater competition in the industry, resulting in:

     - significantly reduced rates;

     - vastly improved and new technologies; and

     - even more competition.

     More recently, deregulation has accelerated internationally. In 1997, the World Trade Organization Telecommunications Accord was adopted. This treaty has contributed to deregulation initiatives in Europe, Asia and Latin America.

  Explosion of e-Business

     The growth of the internet is a global phenomenon fundamentally changing the nature of the telecommunications industry. Web user growth, coupled with the growth of new types of on-line and e-business services has driven the emergence of new service providers such as internet service providers, on-line communities, internet telephony providers and others. In addition, traditional telecommunications carriers have entered the on-line market, providing internet connections and e-business services to businesses and consumers. The growth of the internet and e-business raises critical strategic and operational issues that telecommunications companies will need to address, including:

     - complex integration issues associated with merging old and new network technologies;

     - unprecedented demand for capacity, which companies must meet while simultaneously assuring service quality; and

     - operational changes needed to support e-business initiatives in a secure environment, including seamless web-based customer care, on-line bill presentment and payment, dynamic product introduction and management.

  Convergence and Complexity

     In the past, communications service providers typically specialized or offered a single product or a limited set of products to their customers. Such specialization required the customer to purchase its entire package of communications needs from multiple providers. Deregulation has enabled companies to enter previously closed markets and offer multiple services through one stop shopping. Companies now seek to meet all of the customer's communications needs. In addition, advances in technology accelerated convergence in the services provided on the underlying communications network. For example, the ability to transport telephone calls over the internet will enable service providers to efficiently integrate voice and data services on a single network.

     Consolidation among key players has also contributed to convergence as major companies seek to broaden their service offerings through acquisitions. Companies must integrate multiple corporate infrastructures, networks, operations and processes.

  Influx of New Entrants

     The increased demand for services has led not only to additional offerings by the established players, but also to new entrants to the market. Industry sources estimate that there are now over 3,000 new providers of voice and data telecommunications services in the U.S. We expect this competitive trend to continue to migrate overseas as global deregulation spreads. New market entrants seek to gain market share from incumbent service providers, who in turn are striving to change their business models to adapt to the newer, more competitive industry environment. As a result, core telecommunications services are becoming increasingly commoditized, making superior customer service and satisfaction, as well as efficient and cost effective back office systems, key competitive elements.

  Rapid Technological Advances

     The telecommunications industry is characterized by rapid technological advances. Unprecedented levels of transmission capacity, both in terms of the size and number of packets of data that can be transmitted, now exist due to the advent of new technologies for voice and data transmission.

     Additionally, improvements in fiber optics and other transmission technologies have increased the number of calls a single fiber can carry from 8,000 in 1985 to 1.5 million in 1999. These technological advances are enabling communications providers to harness multiple applications, such as voice, data and video, on a single network, creating new types and combinations of services available to a broader range of users.

  Industry Challenges

     The multiple forces affecting the telecommunications industry, including global deregulation, have led to increased competition and complexity in the market for all types of communications services. To gain or maintain a competitive advantage, communications service providers and the technology and financial firms that focus on the telecommunications industry must understand the growing complexities and how to best take advantage of the market's opportunities and challenges, including those driven by the rapid growth of e-business. With this understanding, these companies must develop sound strategic plans and implement effective solutions that best exploit the market's dynamics. To compete effectively, companies must fully understand the enterprise-wide implications of a proposed solution and must implement these solutions swiftly with the most effective technologies, systems and processes.

     Because the expertise needed by communications companies to address the market's needs is typically outside their core competencies, they must either recruit and employ experts or retain outside specialists. Due to the range of expertise required and the time associated with hiring and training new personnel, bringing expertise in-house is often not a viable option. When retaining outside specialists, communications companies need experts that fully understand the telecommunications industry and can provide timely and unbiased advice and recommendations.

OUR SOLUTION

     We provide a comprehensive range of services, including strategy, management, operational and e-business support to communications service providers, technology companies and financial services firms in the United States, Canada, Europe and other major international markets. Our solutions encompass the following key elements.

     - Exclusive focus on the telecommunications and e-business industries. Since our founding in 1990, we have occupied a unique position in the consulting arena, with our exclusive focus on the telecommunications industry and our more recent focus on the e-business marketplace. Our consultants have significant industry and consulting experience across critical business disciplines. Our customers rely on our expertise and reputation, not only to help them keep up with market growth but to help them deal with the trends as they arise and adapt their business plans to meet the demands of the future. Our telecommunications and e-business focus allows us to best fulfill our clients' needs and continuously refine our services by staying at the forefront of, and helping to define, industry standards.

     - Integrated, complete solution. We use our industry expertise to provide comprehensive solutions from initial, high-level strategic assessments of clients' needs through improvements to operations. We have consulting experience with all major aspects of managing a telecommunications company, from product launch through order entry, service provisioning and billing. Our complete solution addresses the business, information technology and operational needs associated with all aspects of our clients' requirements. We work with telecommunications providers by delivering business planning, management support, process development, operations support, systems requirements, selection and implementation. We work jointly with application development organizations and system integration firms to provide a comprehensive solution. We also use our understanding of service providers' needs to help the software and technology companies that serve the telecommunications industry to define strategies, develop applications, respond to requests for proposals and implement their solutions within the service provider environment. Finally, we facilitate the evaluation of proposed investments in telecommunications companies and related technology companies by investment banking and private equity firms by providing prospect evaluation, due diligence and post investment support services.

     - Partnership with clients. We develop long-term relationships with our clients as we demonstrate our understanding of all aspects of their business. We work closely with senior management to understand, predict and address our clients' evolving strategic and operational business needs. We expect to develop long-term relationships with our more recent clients by gaining a deep understanding of their business and providing a broad array of services.


     - Global presence. Our knowledge and focus on the trends impacting markets abroad enable us to provide the expert advice needed by international clients competing in newly deregulated markets and by U.S. companies seeking to expand their global reach. We have worked with clients across the globe, focusing primarily on North America and Europe. In fiscal year 1999, international consulting engagements represented 27.7% of our total revenues. For the six month period for 2000, revenues from international engagements represented 29.1% of our total revenues. We continue to expand our geographic presence in key locations based on our clients' needs and opportunities.


     - Industry leading consultants. We use seasoned telecommunications professionals with telecommunications industry expertise. Our senior officers and principals average more than 15 years of financial, operational or systems experience in competitive telecommunications markets. Our consultants average over ten years of telecommunications industry experience. This extensive experience has positioned our team to set standards as industry leaders and means that all of our project team members bring hands-on expertise and practical insight to each engagement.

     - Proprietary methodologies. Our proprietary methodologies are consulting guidelines and processes that we have created and which are updated by our consultants based on their experience over many consulting engagements. Our consultants use these methodologies to win engagements and help clients improve productivity, gain a competitive advantage, reduce time to market and market entry risk, and increase revenues and profits. The following are our toolsets:

          TMNG Lexicon is a comprehensive collection of business and systems requirements for the competitive telecommunications industry and covers all key functional operations areas, such as order entry, billing and customer care.

          QBC (Quality Billing Center) is a process model that measures the entire revenue flow and is designed to help carriers improve cash flow, reduce call center volumes and diminish customer billing complaints and challenges.

          TMNG CLEC Planner is an economic planning tool designed for competitive local telephone carriers.

          Margin Master is an activity based costing model designed specifically for competitive carrier cost assignment and management.

          C-B-I (Carried to Billed to Invoiced) is designed to allow service providers to track calls and other billable events from carried to billed to invoiced.

          TMNG e-Lexicon is a comprehensive collection of business and systems requirements for telecommunications companies serving e-business customers and developing their own web-based capabilities.

     - Vendor and technology neutral. Because we focus on management consulting, we are in a unique technology- and vendor-neutral position to make unbiased evaluations and recommendations that are based on a thorough knowledge of each solution and each client's situation. Therefore, we are able to capitalize on our extensive experience across complex multi-technological telecommunications and back office systems environments to provide the most sound and practical recommendations to our clients. Because of our neutrality, we believe we are trusted for our unbiased opinions in the telecommunications community, which has allowed us to play a key role in setting industry standards. For example, the European Billing Association, a non-profit trade association, endorsed our Quality Billing Center as the chosen billing and service management standard for the European carrier community.

OUR STRATEGY

     Our objective is to establish ourself as the telecommunications consulting company of choice to communications service providers, technology companies and financial services and investment banking firms. The following are the key strategies we intend to pursue to meet this objective:

     - Expand geographic reach to serve our clients' global needs. We plan to continue to expand geographically to deliver our services and solution capabilities to client companies located around the world. By offering our full range of professional services on a global basis, we believe we can broaden market awareness about our services and solutions to create new revenue opportunities. In Europe, the competitive market expertise of our U.S. consultants is a key factor for European companies facing the business issues associated with deregulation and increased competition. Our expertise in Europe can also play a key role for U.S. companies expanding their European business.

     - Focus on supporting our current target market's e-business needs through our TMNG.com business. Because communications service providers represent the infrastructure of the internet, the ability of these service providers to build an infrastructure to meet the demand for increased internet traffic will be critical to their businesses. More specifically, the growth of the internet has also led to a greater demand for internet-based business support services and the seamless integration of electronic services with traditional means of interacting with customers. Through TMNG.com, we are combining our telecommunications knowledge with our developing e-business expertise to help telecommunications service providers build the infrastructure, systems, processes and services to address these opportunities arising from the growth of the internet. As communications service providers begin to deploy their application hosting strategies, TMNG.com will also address their back-office requirements to support their application-based initiatives.

     - Expand long-term client relationships. We build long-term relationships with our customers by delivering high quality solutions to help our clients set their strategies and operate as efficiently as possible in the rapidly changing telecommunications environment. We believe this focus improves client satisfaction and results in two major benefits for us: follow-on engagements with existing, satisfied clients and referrals for new clients. Expanding our existing client relationships will allow us to jointly plan future projects and, in particular, develop large, multi-year engagements. The dynamic nature of the telecommunications industry generates a continuing need for our services, and clients come back to us because of our knowledge of their systems and architectures and their satisfaction with our services.

     - Further develop and enhance our expandable business model for continued growth. We plan to further enhance our expandable business model to accommodate anticipated need for our services generated by industry growth. The following are the key elements of our business model:

          Attracting and retaining high quality, experienced consultants. We seek to attract high quality consultants with a broad range of experience and knowledge within the telecommunications industry through aggressive recruitment efforts, including focused external recruiting, in-house recruiting specialists and consultant referral incentive programs. We retain our consultants through a variety of programs, including our stock option plan, competitive compensation packages, flexible employment model and dynamic, challenging assignments at the forefront of the telecommunications industry.

          Creating business processes that can be duplicated worldwide. To support our anticipated growth, we are creating business processes that we can use worldwide in any consulting engagement. Our toolsets provide our consultants with methodologies that they use to augment their experience and help analyze and solve clients' problems. We have built and are building a network of eRooms to serve as a knowledge base, enable consultant collaboration on engagements and provide support information and updates of our current toolsets and releases of next generation tools.

          Maintaining a flexible organization with minimal physical structure. We intend to use our internet communication capabilities to retain our flexible, "virtual" structure as we grow. Our contingent employee model enables us to hire and retain consultants by providing them with increased benefits. We believe the model allows us to better manage utilization and to minimize unbilled consultant time. We also do not expect to invest heavily in facilities and plan to rely on electronic telecommunications to support our organization.

     - Extending our market leadership position and building our brand. We intend to expand our leadership position in the telecommunications consulting industry and to establish ourselves as the consulting firm of choice for communications service providers and the technology and banking companies that serve them. We intend to capitalize on our extensive industry knowledge, strong client base, and highly qualified and experienced professionals to help our clients provide more value-added services to their customer base. We also have several marketing initiatives underway to continue building our corporate brand.

PROPRIETARY METHODOLOGIES

     We have created methodologies which are unique to our company and based on our consultants' experience. We continually invest in these toolsets by updating them to keep them at the forefront of the industry. The following are our methodologies:

     - TMNG Lexicon: a comprehensive collection of business requirements for the competitive telecommunications industry that harnesses the collective experience, knowledge and lessons learned from top professionals in the industry. From order entry to billing to customer care, it covers every functional area typically found in a telecommunications company, and contains over 4,000 requirements. On an ongoing basis, the Lexicon is modified, tested and updated to reflect additional knowledge gained and changes in the market.

     - QBC (Quality Billing Center): a process model that measures the flow of revenue from beginning to end that is tailored to a carrier's business systems and process environment. Successfully implemented at telecommunications companies around the world, the QBC provides key benefits and measurable results, including improved cash flow, reduced call center volumes, and diminished customer billing challenges. The Global Billing
      Association recently endorsed our QBC as the best of breed in telecommunications process measurement tools.

     - TMNG CLEC Planner: an economic planning tool developed exclusively for competitive local telephone carriers. It is used to:

        - make resale versus facility-based decisions;

        - determine transition plans;

        - make market entry decisions;

        - identify profitable target markets;

        - develop resource plans that align with revenue forecasts; and

        - analyze pricing strategy impacts.

     - Margin Master: an activity-based costing tool developed for the telecommunications industry that helps carriers determine product profit margins. It supports decisions in a bundled product offering and enables market segment, region, channel, and product-specific analysis. With growing pressure on margins and reliance on bundled service offerings, our Margin Master tool becomes increasingly valuable.

     - C-B-I (Carried to Billed to Invoiced): a methodology that assists carriers with the complex task of reconciling incoming call records, customer billing, and invoices from their service provider. This proprietary tool allows us to design systems resellers use to track calls and other billable events from "carried to billed to invoiced," with the objective of maximizing revenue by minimizing or eliminating lost billable events.

     - TMNG e-Lexicon: a comprehensive collection of business requirements similar to our TMNG Lexicon, capitalizing on our experience and understanding of the requirements being driven by the convergence of telephony and the Internet in areas such as electronic bill presentment and payment and web-based customer service. This toolset will also capitalize on our extensive knowledge of the existing telecommunications infrastructure, and combine that knowledge with our experience, understanding, and research of the leading edge business support systems and operations support systems software solutions to develop the e-Lexicon.

CUSTOMERS AND SERVICES


     We provide services to customers in key market segments of the industry. Since 1990, we have performed consulting assignments for approximately 235 companies, including over 126 telecommunications service providers, over 71 technology companies, including global consulting firms, and over 38 investment banking and financial services firms. For the six month period for 2000, telecommunications service providers accounted for 81.1% of our revenues, technology companies accounted for 16.5% of our revenues and investment banking and financial services firms accounted for 2.4% of our revenues. Our customer concentration and our principal customers have in the past changed, and may in the future change, based on customer requirements and the timing of completion of engagements. Accordingly, investors should not assume that customers in a particular fiscal period will be customers of ours in future periods. For fiscal year 1999, Williams Communications Group and diAx each accounted for 39.6% and 14.5% of our revenues, respectively. For the six month period for 2000, Williams Communications Group and diAx each accounted for 23.6% and 10.9% of our revenues, respectively.


     In October 1999, we reached an agreement in principle with Williams Communications, and, prior to the end of 1999, we entered into a definitive consulting agreement with Williams Communications in which Williams committed to $22 million of consulting fees over three years. In addition, in October 1999, we issued Williams Communications a warrant to purchase 500,000 shares of our common stock at an exercise price of $2.00 per share. Williams did not pay any separate cash consideration for this warrant.

COMMUNICATIONS SERVICE PROVIDERS

     We provide all types of carriers and service providers with services ranging from high-level strategy definition through improvements to operations to help extend their worldwide reach.

     Strategic Consulting. We analyze market trends and dynamics for telecommunications service providers and advise them on market evolution and development. We also help service providers define, refine and implement strategies through business case development and market launch planning. In addition, we analyze acquisition opportunities to determine if they are complementary to strategies our service provider clients are implementing.

     Process Development and Operations Support. We have spearheaded numerous engagements to design infrastructure, improve processes, and provide operations support. When telecommunications providers implement new business support systems and operations support systems, they are seeking to maximize efficiency and integration in order processing and customer care as well as timeliness and accuracy in the revenue stream from call processing to billing and payment processing. Our experience includes revenue assurance and reporting, performance and cost benchmarking, change management and revenue operations management. We help clients improve the efficiency, integration, and timeliness of their order processing, provisioning, billing and customer care systems. Using our unique process models, QBC and CBI, we improve the timeliness, accuracy and completeness of carriers' revenue stream management.

     Systems Requirements, Selection and Implementation. We have extensive expertise in the area of systems assessment, requirements definition, vendor selection, implementation management, testing, and project and program management. We assist service providers in preparing and managing requests for proposals for software systems purchases. Our unique, vendor-neutral and technology-neutral position ensures that the solutions we recommend are based on what is best for our clients' businesses.

TECHNOLOGY, SOFTWARE AND CONSULTING COMPANIES

     Our extensive first-hand knowledge of incumbent and emerging service providers' needs provides a solid knowledge base of services for technology and software companies and positions us as subject matter experts to other consulting companies.

     Product development strategic consulting. We help technology and software companies analyze and focus their product and development strategies and efforts to meet the needs of telecommunications service providers. Our knowledge of service provider requirements, along with our toolsets, provide significant benefit to technology companies as they develop new products and applications. In particular, our TMNG Lexicon toolset helps facilitate rapid analysis of technology companies' products and product plans. Our TMNG e-Lexicon toolset is also used for this purpose.

     Market research and analysis. We help technology and software companies analyze market trends and dynamics to improve their ability to respond to the requirements of changing and evolving markets. We also analyze acquisition and investment opportunities for our clients.

     Responses to requests for proposals. We assist technology, software and consulting companies in responding to requests for proposals that they receive from service providers and others. Our expertise enables us to ascertain the most critical elements of a request for proposal and to help our clients prepare responses that address the service provider's key requirements.

     Implementation support. For global consulting firms that have engagements which require specialized telecommunications expertise, we serve as the telecommunications experts. In addition, we support our software clients by assisting with program management for software implementation. These assignments capitalize on our extensive understanding of both the software solution and the service provider communities.

INVESTMENT BANKING AND FINANCIAL SERVICES FIRMS

     We assist investment banking and financial services firms with prospect validation and due diligence in connection with planned investments and other transactions. Our broad knowledge of the industry and subject matter expertise speed up the evaluation of proposals and potential investment candidates. Our prospect validation services include candidate validation, business plan development, financial modeling and contract development and negotiation. Our consultants and toolsets also facilitate rapid development and execution when conducting due diligence. Our services in this area include business plan evaluation and validation, financial model analysis, product and evaluation, benchmarking, organization and business process validation, systems evaluation, and network plan reviews.

REPRESENTATIVE ENGAGEMENTS

     The following engagements illustrate some of the services that we are providing and have provided to several of our current clients:

Communications Service Providers

     A Leading Wholesale Carrier. We helped this client develop its business plan for entry into the voice market. Once the business plan was approved, we were selected to manage the implementation. We are continuing to serve as the program management office for this client's market entry. Our responsibilities include providing consulting services and coordinating deliverables being provided by other vendors. Key services we provided included:

     - authoring the initial business case to examine the viability and impact of a voice strategy;

     - developing functional and technical requirements for all areas of customer relationship management, such as:

        - order entry;

        - provisioning;

        - billing;

        - customer care;

        - collections; and

        - other back office systems;

     - supporting the development of a network management and deployment strategy;

     - assisting in the development of the product marketing strategy; and

     - managing the system testing process.

     A Major Global Carrier. We have performed numerous diversified engagements for this client, ranging from strategy development, competitive cost analyses, to systems requirements. Recent projects include:

     - developing a wholesale strategy and plans. We were asked to help this client develop a strategy to serve the wholesale market to help the company further enhance its product offering. We continue to provide planning assistance to this division; and

     - assisting this client with the integration of a recent acquisition of a large national competitive telephone company including systems and process review and development of recommendations for improvement. We have also assisted with developing requirements for an accounts receivable system, issuing requests for proposals, selecting vendors, reconciling data from disparate systems and identifying areas for process improvement.

     A European Competitive Service Provider. We are assisting this client in every facet of systems implementation for all customer life cycle systems (billing, customer care, order entry and provisioning), including requirements development, testing, and post-implementation support. This effort addresses the complete set of this client's products for local, long distance, internet, wireless and other services. We are also assisting with this client's conversion to a new software operating system and selecting and implementing vendors for other business support systems and operations support systems.

  Technology Companies

     A Worldwide Technology Company. We have assisted this client with a variety of market initiatives dating back to when this client was in the business support systems/operations support systems arena. Sample engagements include:

     - assisting this client in the development of a proposal for a global satellite project, focusing on billing functionality;

     - providing international advanced intelligent network expertise;

     - conducting market assessments for two key initiatives, internet and prepaid telephone cards. These assessments included a competitive analysis, a market size analysis and the development of market entry criteria;

     - performing due diligence support for this client's billing vendor acquisition; and

     - managing billing projects with this client and alliance partners in the competitive local telephone market.

     A Major Global Systems Integration and Software Services Firm. We have worked with this client on numerous engagements both domestically and internationally. We have provided this client with telecommunications subject matter expertise both directly and as a subcontractor in engagements it provided to its clients. Representative projects include:

     - development of a market strategy for this client's competitive local telephone company practice. We conducted primary and secondary market research, evaluated this client's software products and capabilities, and identified initiatives for this client in competitive local telephone markets;

     - completion of an assessment of this client's billing product. After completing an analysis of this product compared to market requirements, we served as project manager for the implementation of improvements to this key strategic product;

     - development of functional and technical requirements for next generation billing and collections system for a Spanish telecommunications company; and

     - development of requirements for and assistance with the launch of the calling card and debit card system and international switch for a Malaysian communications service provider. Assisted with all aspects of the implementation of the international settlements process.

  Financial Services Companies

     A Leading Merchant Banking Firm. We provided the primary due diligence for a potential investment in a European data services company. In this capacity, we completed due diligence reviews of the underlying network and technology systems proposed for the venture. We also developed the business plan assumptions and financial analysis, including the cost structure and revenue plans, transfer costing methodology, and the voice implementation strategy.

MARKETING, SALES AND STRATEGIC ALLIANCES

     Our marketing and sales efforts are focused on growing our client relationships, developing new relationships, and building our brand recognition in the U.S. and abroad. We market and sell our services through multiple channels, including our partners, principals, and consultants; long-term client relation-ships; relationships with strategic partners; advertising; tradeshows; web site marketing; and public relations.

  Marketing

     Our marketing activities are focused on expanding our presence and brand recognition in the U.S. and abroad, to further our position as the consulting firm of choice for telecommunications service providers and the technology and banking firms that serve them.

     Our integrated marketing programs include:

     - TMNG, TMNG.com and TMNG Europe advertising campaigns;

     - ongoing Web site management and enhancement;

     - marketing communications;

     - industry trade shows and speaking engagements;

     - knowledge and toolset packaging;

     - ongoing public relations campaign; and

     - articles authored by us or our consultants published in trade journals.

     Significant marketing efforts are focused on co-branded ad campaigns, with TMNG and TMNG.com. A new campaign was launched in January 2000, and a new campaign, tied into the existing one, is currently under development. A new campaign for TMNG Europe was also launched in 2000.

     We are an active participant in telecommunications and internet telephony conferences and trade shows in North America and Europe. We regularly participate as keynote speakers, panel moderators, workshop leaders, and exhibitors. Considered an industry authority, we are frequently consulted by the trade media. In 1998 and 1997, Mr. Nespola, our President and Chief Executive Officer, was named to Phone+ magazine's annual list of the most influential people in competitive long distance telecommunications. In each year, he was the highest ranking non-carrier executive selected for the list.

  Sales

     We sell our services directly to senior and management-level executives of communications service providers in the United States, Europe, Canada, Asia, Australia and South America, primarily through relationship sales. Our officers and principals sell the majority of our engagements. In addition, our consultants also sell, and are encouraged to do so with a compensation structure that provides both financial and equity incentives. In pursuing new business, our sales team and consultants emphasize our industry reputation, experience, vendor- and technology-neutral position and time-saving proprietary business tools.

     Our sales strategy centers on building long-term relationships with our clients, to gain new and follow-on engagements within existing accounts and referrals for new clients. Expanding our existing client relationships will allow us to jointly plan future projects and, in particular, develop large, multi-year engagements.

  Strategic Alliances

     We have entered into, and intend to continue entering into, strategic alliances with a select group of technology and related companies. The primary goals of our strategic alliances are:

     - to enhance our overall service offerings, including joint proposals;

     - to create or identify new revenue opportunities through referrals and the creation of new service offerings; and

     - to increase our credibility and visibility in the marketplace through collaboration in joint marketing.

     We currently have strategic alliances with Emerald Solutions, IBM, PricewaterhouseCoopers and Tanning Technology Corporation. We do not enter into exclusive arrangements with technology companies so that we can maintain our vendor neutrality.

OPERATIONS

     We believe that a key factor differentiating us from other consulting firms is our operational and organizational structure. We have developed an operational model that enables us to limit our physical facilities and other overhead requirements and maximize utilization of the consultant base. This structure enables us to control costs and contributes to our operating margins.

     We limit our facilities requirements through the use of electronic communication. Although our consultants are geographically dispersed throughout the United States and in international locations, our only corporate office facility is our headquarters in the Kansas City area. Our consultants typically do not require that we establish office facilities as they work either from the customer's site or their homes.

     To provide our consultants with additional infrastructure support, we have created and are creating a series of eRooms which consultants will be able to access through the internet. We have established an eRoom that includes proposals we have made for consulting engagements and an eRoom containing repositories of deliverables generated during consulting engagements. We also build engagement specific eRooms to facilitate collaboration among consultants that are in disparate locations but are working on the same engagement. We have developed a human resources eRoom that provides information regarding compensation and benefits and fulfills the same function as a bricks and mortar human resources office. We have developed eRooms that provide consultant support for our proprietary methodologies. Our eRooms are designed to provide our consultants with access to the same types of information and support they would otherwise need to receive from a corporate headquarters organization.

     To track consultant utilization and project profitability, we have established a sophisticated management reporting system. This system enables us to track consultant utilization and productivity as well as costs related to and profitability of particular projects and engagements.

     Our staffing needs are coordinated by our project staffing group, which uses a database containing information on the availability and subject matter expertise of our consultants. Through the use of this database, we are able to effectively match consultant availability and expertise with the needs of incoming engagements.

     Our organization is relatively flat in nature. As a result, we do not have layers of management and require only a relatively small headquarters staff for administrative purposes. In addition, our consultants play a key role in selling new consulting services as well as working on their current engagements.

HUMAN RESOURCES

     We believe that our ability to recruit and retain experienced, highly-qualified and highly-motivated personnel has contributed greatly to our success to date and will be critical for us in the future. We seek to offer a positive environment and corporate culture and to offer significant financial opportunities.

     We offer a flexible recruiting model that we believe enhances our ability to attract consultants and to effectively manage utilization. Our consultants may work for us as employees, independent contractors or as contingent employees. Contingent employees unlike independent contractors, receive company-paid medical insurance, vacation and other employee benefits. Instead of receiving a regular salary, however, contingent employees are only paid for time spent working on consulting projects for customers or working on internal projects. We offer contingent employment to a selected portion of our independent contractor base. Generally, we offer contingent employment to independent contractors that are regularly involved in consulting projects, have a broad range of expertise and are highly utilized by us. Our current independent contractor base also includes individuals with specialized expertise in discrete areas, and we typically deploy these individuals only when their unique expertise is necessary. We expect that we will continue to retain these individuals as independent contractors.

     As of July 1, 2000, we were utilizing 80 full-time employees, 23 full-time contingent employees, and approximately 149 independent contractors. As of July 1, 2000 we had approximately 350 consultants available to work. In addition to our consultants, we have a headquarters staff of 27, which includes administrative personnel.


     We retain our professionals through the use of many initiatives. We compensate our employees through a combination of regular cash compensation, performance-based cash incentive compensation and participation in our stock option and other equity incentive plans and independent contractors through a competitive daily service rate. Through the use of the three-pronged employment model option, we offer significant flexibility to suit the varied needs and skill sets of our consulting base. Further, because we do not require consultants to work from a central office, consultants are not required to move to a particular location to join us, which offers geographic flexibility to our consulting base.

COMPETITION

     The market for telecommunications consulting services is relatively new, highly fragmented and changing rapidly. We face competition from major business consulting firms, the consulting arms of accounting and other professional services organizations and our customers' internal resources. We consider some of our principal competitors to be:

     - American Management Systems;

     - Andersen Consulting;

     - Booz-Allen & Hamilton;

     - The Boston Consulting Group;

     - Cap Gemini;

     - KPMG Peat Marwick; and

     - PricewaterhouseCoopers.

     These competitors are major consulting firms that provide a broad range of services to companies in many industries, including the telecommunications industry. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we do.

     We believe, based on our revenue levels and our market research, that we are among the largest stand-alone providers of telecommunications management consulting services.

     We have faced, and expect to continue to face, additional competition from new entrants into our markets. We have also experienced increased price competition, particularly from larger firms that have the financial resources to aggressively price engagements that they have a particular interest in obtaining. Increased competition could result in:

     - price reductions;

     - fewer client projects;

     - under utilization of consultants;

     - reduced operating margins; and

     - loss of market share.

     The principal competitive factors in our market include responsiveness to the needs of customers, quality and reliability of consultants, price, project management capability and technical expertise. We believe that our ability to compete depends in part on performance, a focused service offering formula, the price/value formula of our service offerings, responsiveness to customer needs and our ability to hire, retain, and motivate key personnel.

INTELLECTUAL PROPERTY

     Our success is dependent, in part, upon our proprietary processes and methodologies, and we rely upon a combination of copyright, trade secret, and trademark law to protect our intellectual property. We have obtained federal registration for 4 trademarks in the United States and have filed applications to register 10 other marks in the United States. It is possible that third parties may challenge our trademark applications.

     We do not have any patent protection for the proprietary methodologies used by our consultants. We currently do not anticipate applying for patent protection for these toolsets and methodologies.

     We enter into confidentiality agreements with our employees, independent contractors and clients. We also limit access to and distribution of our proprietary information. In addition, we have entered into non-competition agreements with certain of our key employees. We cannot assure you that the steps we have taken in this regard will be adequate to prevent or deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Misappropriation or unauthorized use of our intellectual property could harm our business.

FACILITIES

     Our principal executive offices are located in a 4,305 square foot facility in Overland Park, Kansas. This facility houses our executive, corporate and administrative offices. We occupy these premises under a lease which expires in 2005. We anticipate that our current executive office facility will be sufficient to meet our corporate facilities needs for the foreseeable future.

LEGAL PROCEEDINGS

     In June 1998, the bankruptcy trustee of one of our former clients, Communications Network Corporation, sued us in the U.S. Bankruptcy Court in New York seeking recovery of $160,000 in improper payment of consulting fees paid by the former client during the period from July 1, 1996, when an involuntary bankruptcy proceeding was initiated against the former client, through August 6, 1996, when the former client agreed to an order for relief in the bankruptcy proceeding, and $160,000 in consulting fees paid by the former client after August 6, 1996. The bankruptcy trustee has also sued us for at least $1.85 million for breach of contract, breach of fiduciary duties and negligence. Although we cannot give you any assurance as to the ultimate outcome of this proceeding, we believe we have meritorious defenses to the claims made by the bankruptcy trustee, including particularly the claims for breach of contract, breach of fiduciary duty and negligence, and that the ultimate resolution of this matter will not materially harm our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information regarding our executive officers and directors as of July 1, 2000:


                    NAME                       AGE                      POSITION
                    ----                       ---                      --------
Grant G. Behrman(1)..........................  46    Chairman of the Board
Richard P. Nespola...........................  55    President, Chief Executive Officer and Director
Ralph R. Peck................................  50    Vice President
Micky K. Woo.................................  47    Vice President and Director
Donald E. Klumb..............................  37    Vice President and Chief Financial Officer
Andrew D. Lipman(2)..........................  49    Director
William M. Matthes(1)........................  40    Director
Mario M. Rosati(2)...........................  54    Director
Roy A. Wilkens(1)(2).........................  57    Director

---------------
(1) Member of the compensation committee
(2) Member of the audit committee

     Grant G. Behrman has served as our Chairman of the Board since February 1998. Mr. Behrman currently serves as Managing Partner of Behrman Capital, a private equity firm, and was a founding partner of that firm. At Behrman Capital, he has primary responsibility for investments made in the information technology and outsourcing areas. Prior to founding Behrman Capital, Mr. Behrman was a founding member of Morgan Stanley's Venture Capital Group where he worked from 1981 to 1991, and a consultant with the Boston Consulting Group from 1977 to 1981. Mr. Behrman is a director of Visual Networks, Inc., a telecommunications equipment manufacturer, and several private companies including Groundswell, Inc., a web strategy, design and hosting firm. Mr. Behrman received an M.B.A. with distinction from the Wharton Graduate School of Business in 1977. Mr. Behrman received his undergraduate degree in Business from the University of the Witwatersrand (South Africa).

     Richard P. Nespola has served as our President and Chief Executive Officer and founded TMNG in 1990. Prior to founding TMNG, from 1989 to 1990, Mr. Nespola served as Senior Vice President and Chief Operating Officer of Telesphere Communications, a communications service provider. From 1986 through 1989, he held the positions of Vice President of Financial Operations and Senior Vice President of Strategic Markets and Product Pricing at Sprint. He also served as the Senior Director of Revenue and Treasury Operations at MCI from 1982 to 1986. Mr. Nespola is a director of Groundswell, Inc., a web strategy, design and hosting firm. Mr. Nespola is also a frequent chair of industry forums and noted conference speaker. Mr. Nespola received his B.A. and his M.B.A. from Long Island University.

     Ralph R. Peck has served as Vice President and has been a partner with TMNG since August 1991. From 1986 to 1988, Mr. Peck was a Director of Revenue Management at Sprint and the Senior Manager for both West Coast Financial Operations Revenue and Treasury Systems Management at MCI from 1984 to 1986. In these positions, Mr. Peck had responsibility for billing systems, billing center management, revenue and treasury management, new product development, and customer database conversions. Mr. Peck received his B.S. and B.A. from American University.

     Micky K. Woo has served as our Vice President and as a director, and he has been a partner with us since December 1991. Prior to joining us, Mr. Woo served from June 1989 to November 1991 as Vice President of Information Systems and Revenue Assurance at Telesphere Communications, a communications service provider. From 1987 to 1989, Mr. Woo was the Director of Revenue and Treasury Management at Sprint and from 1983 to 1987 he served in management at MCI, including Senior Manager of Receivables Management, Senior Manager of the East Coast Billing Center, and the Senior Manager of Revenue Reporting and Analysis. Prior to entering the telecommunications industry, Mr. Woo was a consultant with Price Waterhouse. Mr. Woo received his B.A. in Computer Science and an M.A. in accounting from the University of Iowa.

     Donald E. Klumb has served as our Vice President and Chief Financial Officer since July 1999. From June 1998 to July 1999, Mr. Klumb was a partner at Deloitte & Touche LLP and headed the firm's midwest telecommunications and high technology practice. From 1992 to 1998, he was a senior manager with Deloitte & Touche. Mr. Klumb received his B.S. in accounting from the University of Wisconsin-Milwaukee and is a certified public accountant.

     Andrew D. Lipman joined our board of directors in May, 2000. Mr. Lipman is the senior partner of the Telecommunications Group and the Vice Chairman of the law firm of Swidler Berlin Shereff Friedman LLP. For more than ten years, while maintaining his partnership at Swidler Berlin Shereff Friedman LLP, Mr. Lipman also served as Senior Vice President, Legal and Regulatory Affairs for MFS Communications. Before joining Swidler Berlin Shereff Friedman LLP, Mr. Lipman was a partner with Pepper, Hamilton & Scheetz where he represented telecommunications equipment manufacturers and other telecommunications companies in regulatory, judicial, and legislative matters. Prior to joining Pepper, he participated in the legal honors program at the U.S. Department of Transportation and served in the Office of the Secretary of Transportation. Mr. Lipman also serves as General Counsel to the International Teleconferencing Association and as Legislative/Regulatory Counsel to the International Satellite Users Association. Mr. Lipman is a graduate of the University of Rochester and the Stanford Law School.

     William M. Matthes has served as a director since February 1998. Mr. Matthes joined Behrman Capital, a private equity firm, in April 1996 and has served as a Managing Partner of Behrman Capital since January 1999. Prior to joining Behrman Capital, Mr. Matthes was Chief Operating Officer of Holsted Marketing, Inc., a direct marketing company from July 1994 to April 1996. From December 1989 to July 1994, Mr. Matthes was a General Partner at Brentwood Associates, a private equity firm. Mr. Matthes currently serves on the board of Starwood Financial Trust and several private companies, including Groundswell, Inc., a web strategy, design, and hosting firm, where he serves as Chairman of the Board. Mr. Matthes received his M.B.A. from Harvard Business School in 1986 where he was both a Baker Scholar and a Loeb Rhoades Fellow. Mr. Matthes also received his A.B. in Economics from Stanford University, where he graduated with honors and distinction.

     Mario M. Rosati has served as a director since June 1999. Mr. Rosati is a member of the executive committee of Wilson, Sonsini, Goodrich & Rosati, one of the premier legal firms for high technology companies. He has been with the law firm since 1971, first as an associate and then as a member since 1975. He is a member of the board of directors of Aehr Test Systems, a semiconductor equipment company, Genus, Inc., a semiconductor equipment company, Mypoints.com, Inc., an internet-based direct marketing company, Ross Systems, Inc., a software company, Sanmina Corporation, an electronics contract manufacturing company, Symyx Technologies, a combinatorial materials science company, and Vivus, Inc., a medical device company. Mr. Rosati received his B.A. from the University of California at Los Angeles and his J.D. from the University of California at Berkeley, Boalt Hall School of Law.

     Roy A. Wilkens has served as a director since June 1999. In 1985, Mr. Wilkens founded WilTel, Inc., a wholesale communications carrier, a subsidiary of The Williams Companies, an oil and gas pipeline company. Mr. Wilkens was the Chief Executive Officer of WilTel Inc. from 1985 to 1995. In 1995, Wiltel was acquired by LDDS Communications, a predecessor company to MCI Worldcom, and Mr. Wilkens remained as Chief Executive Officer of Wiltel until 1997. Prior to 1985, Mr. Wilkens served as the President of Williams Pipeline Company, a subsidiary of The Williams Companies. In 1992, President George Bush appointed Mr. Wilkens to the National Security Telecommunications Advisory Council. He has also served as chairman of both the Competitive Telecommunications Association and the National Telecommunications Network. Mr. Wilkens is Chairman of Williams Communications Group and is a member of the board of directors of McLeodUSA Incorporated, a communications services provider, Splitrock Services, Inc., a competitive local telephone company, and UniDial, Inc., a telecommunications services provider.

     Each officer, except the Chief Executive Officer, serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. The Chief Executive Officer serves under his employment agreement with us. There are no family relationships among any of our directors, executive officers or key employees.

OTHER KEY PERSONNEL

                       NAME                          AGE                  POSITION
                       ----                          ---                  --------
Carol F. Bleecker..................................  50     Principal
Kimberly J. Cole...................................  41     Principal
Peter D'Agostino...................................  54     General Manager of TMNG.com
Linda L. Gimnich...................................  51     Principal
Jane D. Hufstedler.................................  54     Principal
Edward F. Shanahan.................................  45     Principal
Leslie T. Shaw.....................................  50     Managing Director, TMNG Europe
S. David Craig.....................................  40     Managing Director, Global Operations
Ronald J. Angner...................................  56     Principal

     Our other key personnel include managers of our subsidiaries and our principals. Our principals typically have been with us for a significant period of time and have responsibility for key accounts, sales or other managerial functions as well as the provision of consulting services.

     Carol F. Bleecker has served as a Principal since July 1997. Ms. Bleecker joined us in November 1994 as a senior consultant. In 1989, Ms. Bleecker founded Acorn Technologies, a telecommunications consulting firm, and served as a Senior Partner from 1989 to 1994. Ms. Bleecker received her B.A. from Wells College and her M.P.A. from George Washington University.

     Kimberly J. Cole has served as a Principal since 1996. Mr. Cole joined us in 1991 as a senior consultant working with service providers, global technology providers and systems integrators on process/organization re-engineering, new product introduction, system implementation, third party evaluations and strategic analysis. From 1989 to 1990, Mr. Cole served as a manager at Telesphere Communications, a communications services provider, and from 1987 to 1989 as a manager at Sprint, a global communications company. Mr. Cole received his B.B.A. from Western Michigan University and his M.B.A. from the University of Michigan.

     Peter D'Agostino has served as a Principal and Network Practice Leader since 1998 and General Manager of TMNG.com since July 1999. Mr. D'Agostino began consulting with us in 1994. Mr. D'Agostino started his 30-year career in telecommunications at Bell Laboratories and has held various management and executive positions in the industry, including at AT&T and MCI, where he was responsible for data and voice network design, management and operation. From 1990 to 1998, Mr. D'Agostino was the senior founding partner in The Computech Group, a consulting firm. Mr. D'Agostino received his B.S. from Pratt Institute and his M.S. and Ph.D. degrees in Electrical Engineering from New York University.

     Linda L. Gimnich has served as a Principal since 1996. From 1995 to 1996, she served as Vice President of Provisioning and Billing for Excel Communications, a long distance telecommunications company. From 1993 to 1995, she served as a Principal and senior consultant at TMNG. From 1980 to 1993, she held executive positions at Sprint, a global communications company, and its predecessor companies in strategic planning, revenue management, billing, customer service, information systems and equal access product marketing. Ms. Gimnich received her B.S. degree from Louisiana State University.

     Jane D. Hufstedler has served as a Principal since October 1998. Ms. Hufstedler joined us in October 1996 as a senior consultant. From 1994 to 1996, Ms. Hufstedler served as the Vice President of operations at Preferred Telecom, a communications services provider. From 1993 to 1994 she served as product director for customer care at Tandem, a computer manufacturer. Prior to 1993, Ms. Hufstedler held senior management positions at Southwestern Bell and Sprint and its predecessor companies.

     Edward F. Shanahan has served as a Principal since 1992. Mr. Shanahan joined us in 1991 as a senior consultant. From June 1989 to September 1991, Mr. Shanahan served as director of external billing at Telesphere Communications, a communications services provider. From 1987 to 1989, Mr. Shanahan was the Director of Exchange Carrier Billing at Sprint, a global communications company and from 1986 to 1987 he served as a Program Manager at MCI. Mr. Shanahan received his B.S. from University of Massachusetts and his M.B.A. from the University of Maryland.

     Leslie T. Shaw has served as Managing Director of TMNG Europe since December 1998. Mr. Shaw joined us as a senior consultant in June 1998. From December 1997 through June 1998, Mr. Shaw worked as an independent consultant. From 1992 through 1997, Mr. Shaw held various director-level positions with France Telecom, a French communications services provider, including Vice President of Global Account Management and Director of Sales and Marketing for the United Kingdom. Mr. Shaw received his H.N.C. in Telecommunications from Manchester University (United Kingdom).

     S. David Craig has served as Managing Director for TMNG Canada since February 1999 and as Managing Director for TMNG Global Operations since May, 2000. From November 1994 to February 1999, Mr. Craig served in management positions, including Vice President of Network Operations, Vice President of Customer Service, and Vice President of Customer Assistance and Revenue Management, with AT&T Canada. Mr. Craig received his B.S. in Engineering from the University of Waterloo (Canada), and his M.B.A. from the Ivey School of Business at the University of Western Ontario (Canada).

     Ronald J. Angner has served as a Principal since January, 2000. Prior to joining TMNG, Mr. Angner was Vice President of telephony and Managing Director of international operations at CSG Systems. In his 30 years in the telecommunications industry with CSG, US Telecom, Lucent and AT&T, Mr. Angner has managed all aspects of a telecommunications firm, including strategy development and implementation, strategic marketing, network planning and operations, product specification, design and delivery, and billing and customer care. Mr. Angner received his PhD in Computer Science as well as an MSEE from Columbia University. He also holds a BSEE from Drexel University.

BOARD COMPOSITION

     Our bylaws currently authorize seven directors. Our certificate of incorporation and bylaws provide that our board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. Matthes and Woo, were elected at the 2000 annual meeting of stockholders. The Class II directors, Messrs. Rosati, Lipman and Wilkens, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, Messrs. Behrman and Nespola, will stand for reelection at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Behrman, Matthes and Wilkens, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefits plans.

     The audit committee, consisting of Messrs. Rosati, Lipman and Wilkens, recommends the selection of independent public accountants to the board of directors, reviews the scope and results of the audit and other services provided by our independent accountants and reviews our accounting practices and systems of internal accounting controls.

DIRECTOR COMPENSATION

     Directors who are also our employees currently receive no additional compensation for their services as directors of our company. Directors who are not our employees may occasionally receive options under our 1998 equity incentive plan. In 1999, Messrs. Rosati and Wilkens each received an option to purchase 37,500 shares of our common stock when they joined the board of directors. In 2000, Mr. Lipman received an option to purchase 37,500 shares of our common stock when he joined the board of directors. We have no other director compensation arrangements, other than reimbursement for travel expenses and other out-of-pocket costs incurred in connection with directors' attendance at meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

     We entered into a noncompetition agreement with Behrman Capital and an affiliated fund and Messrs. Nespola, Peck, Woo and Klumb. We also entered into employment agreements with such individuals.

     Noncompetition Agreement. Under this agreement, Messrs. Nespola, Peck, Woo and Klumb have agreed to restrain from any direct or indirect competition with us and to further refrain from any solicitation of our employees or interference with our contractual relations with employees. The noncompetition agreement terminates as to Mr. Nespola, on February 13, 2005, as to Messrs. Peck and Woo, on the earlier of February 12, 2005 or on the third anniversary of the date of termination of their employment with us and as to Mr. Klumb on the first anniversary of the date of termination of his employment with us. Alan Staples, a former stockholder and employee of ours, is also subject to the provisions of this agreement through November 2001.

     Employment Agreements. We have employment agreements with Messrs. Nespola, Peck, Woo and Klumb, which set forth the terms and conditions of their employment with us. These terms and conditions include:

     - compensation in the form of annual salary, bonus and other compensation awarded at the discretion of the board of directors as a result of successful acquisitions by the company, and other events;

     - full time duties;

     - benefits, including vacation, fringe benefits and severance benefits;

     - a confidentiality provision requiring nondisclosure of our nonpublic information;

     - an assignment provision entitling us to all rights in the products resulting from services performed under the employment agreements; and

     - an arbitration clause selecting the form of arbitration for the resolution of disputes under the employment agreements.

EXECUTIVE COMPENSATION

     The following table contains information, in summary form, concerning the compensation paid to our chief executive officer and each of our most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during fiscal year 1999. In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which does not exceed the lesser of $50,000 or ten percent of the total salary and bonus reported for these officers.

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                       ANNUAL        SECURITIES
                                                    COMPENSATION     UNDERLYING        ALL OTHER
       NAME AND PRINCIPAL POSITION          YEAR     SALARY($)       OPTIONS(#)     COMPENSATION($)
       ---------------------------          ----    ------------    ------------    ---------------
Richard P. Nespola(1).....................  1999      $440,000                         $329,656
  Chief Executive Officer and President     1998      $554,215                         $260,882
Micky K. Woo(1)...........................  1999      $275,000                         $260,000
  Vice President                            1998      $210,973         50,000          $191,226
Ralph R. Peck(1)..........................  1999      $268,750                         $135,000
  Vice President                            1998      $210,973         50,000          $141,226
Donald E. Klumb(1)(2).....................  1999      $ 76,300        250,000          $ 17,400
  Vice President and Chief Financial
  Officer

---------------
(1) All other compensation stated is for bonus, cash benefits and the use of an automobile, including 100.0% of the lease payments.
(2) Mr. Klumb joined TMNG in July 1999. His 1999 annual salary rate and bonus were $180,000 and $40,000, respectively.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information relating to stock options awarded to each of the executive officers named in the summary compensation table during fiscal 1999. All such options were awarded under our 1998 equity incentive plan.

                                                INDIVIDUAL GRANTS
                       -------------------------------------------------------------------
                       NUMBER OF    PERCENT OF
                       SECURITIES     TOTAL
                       UNDERLYING    OPTIONS     EXERCISE     FAIR VALUE
                        OPTIONS      GRANTED       PRICE     PER SHARE ON     EXPIRATION
        NAME            GRANTED      IN 1999     PER SHARE   GRANT DATE(1)       DATE
        ----           ----------   ----------   ---------   -------------   -------------
Donald E. Klumb......   250,000       21.28%       $2.00         $8.90       July 26, 2009

                             POTENTIAL REALIZABLE VALUE AT
                                ASSUMED ANNUAL RATES OF
                              STOCK PRICE APPRECIATION FOR
                                      OPTION TERM
                       ------------------------------------------

        NAME                0%             5%            10%
        ----           ------------   ------------   ------------
Donald E. Klumb......  $1.7 million   $2.8 million   $4.5 million

---------------
(1) Fair value at the date of grant as determined by the Board of Directors.

     In accordance with the rules of the SEC, the above table sets forth the potential realizable value over the ten-year period from the grant date to the expiration date, assuming rates of stock appreciation of five percent and ten percent compounded annually. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of our common stock.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information for each of the officers named in the summary compensation table concerning option exercises for fiscal year 1999, and exercisable and unexercisable options held at January 1, 2000. The officers named in the summary compensation table did not exercise any options during fiscal year 1999.

     The "Value of Unexercised In-the-Money Options at January 1, 2000" is based on a value of $32.63 per share of our common stock, which is the closing price of our common stock on the Nasdaq National Market on December 31, 1999, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1998 equity incentive plan.

                                           NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                        OPTIONS AT JANUARY 1, 2000           JANUARY 1, 2000
                                        ---------------------------    ----------------------------
                 NAME                   EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                 ----                   -----------   -------------    ------------   -------------
Micky K. Woo..........................    16,667          33,333       $0.5 million   $1.0 million
Ralph R. Peck.........................    16,667          33,333       $0.5 million   $1.0 million
Donald E. Klumb.......................    37,500         212,500       $1.1 million   $6.5 million

STOCK PLANS

  1998 Equity Incentive Plan

     The amended and restated 1998 equity incentive plan was adopted and approved by our board of directors and by our stockholders in September, 1999. When we amended and restated our 1998 equity incentive plan, we combined both our 1998 equity incentive plan and our 1998 consultant equity incentive plan. The 1998 equity incentive plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights.


     As of July 1, 2000, a total of 3,320,868 shares of common stock were reserved for issuance pursuant to the 1998 equity incentive plan, of which options to acquire 2,528,216 shares were issued and outstanding as of that date. The 1998 equity incentive plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each new fiscal year, effective beginning with fiscal year 2000, equal to the lesser of (a) 1,500,000 shares, (b) five percent of the outstanding shares of common stock on the first day of the fiscal year, or (c) such lesser amount as the board may determine.


     The board of directors or a committee of the board administers the 1998 equity incentive plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options or share purchase rights granted, including the exercise price, the number of shares subject to each option or share purchase rights, the exercisability of the options and the form of consideration payable upon exercise.

  Options

     We determine the exercise price of nonstatutory stock options granted under the 1998 equity incentive plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the 1998 equity incentive plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 equity incentive plan may not exceed ten years.

     An optionee generally must exercise an option granted under the 1998 equity incentive plan at the time set forth in the optionee's option agreement after the end of optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, or within a longer time period not exceeding five years, but in no event later than the expiration of the option's ten year term. If an optionee is terminated by us or any of our subsidiaries for cause, as defined in the 1998 equity incentive plan, then any option held by the optionee shall be terminated immediately or after any period of time as determined by the administrator.

     The administrator determines the exercise price of stock purchase rights granted under the 1998 equity incentive plan. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase rights shall grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase pursuant to restricted stock purchase agreements shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate that the administrator determines.

     An optionee generally may not transfer options and stock purchase rights granted under the 1998 equity incentive plan and only an optionee may exercise an option and stock purchase rights during his or her lifetime.

     The 1998 equity incentive plan provides that upon our dissolution, liquidation or merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall assume or substitute each option or stock purchase right held by an employee. If the employee is terminated other than for cause within six months after the dissolution, liquidation, merger or sale of assets, the vesting of each outstanding option or stock purchase right will automatically accelerate as to 50% of the unvested shares subject to the option or stock purchase right. All options or stock purchase rights held by independent contractors and all holders of options not assumed or substituted by the surviving entity shall be exercisable for a period of 15 days after the holder receives notice of his or her rights. The option or stock purchase right will terminate upon the expiration of the 15 day period.

     Unless terminated sooner, the 1998 equity incentive plan will terminate automatically in 2008. In addition, we have the authority to amend, suspend or terminate the 1998 equity incentive plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1998 equity incentive plan without the optionee's written consent.

1999 EMPLOYEE STOCK PURCHASE PLAN


     The board of directors adopted our 1999 employee stock purchase plan (the "1999 purchase plan") in September 1999 and stockholders approved the 1999 purchase plan in September 1999.


     A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan. In addition, the 1999 purchase plan provides for annual increases in the number of shares available for issuance under the 1999 purchase plan on the first day of each fiscal year, beginning with fiscal year 2000, equal to the lesser of (a) 200,000 shares of common stock, (b) 0.05% of the outstanding shares of common stock on the first day of the fiscal year or (c) such lesser amount as may be determined by the board.

     The board of directors or a committee appointed by the board administers the 1999 purchase plan. The board of directors or its committee has full and exclusive authority to interpret the terms of the 1999 purchase plan and determine eligibility.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. An employee, however, may not be granted an option to purchase stock under the 1999 purchase plan if such an employee:

     - immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of the capital stock of ours; or

     - whose rights to purchase stock under all employee stock purchase plans of ours accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

     The 1999 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping 24 month offering periods. Each offering period includes four six month purchase periods. The offering periods generally start on the first trading day on or after January 1 and June 30 of each year.

     The 1999 purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for:

     - overtime;

     - shift premium payments;

     - incentive compensation;

     - incentive payments;

     - bonuses; and

     - other compensation.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 1999 purchase plan is 85.0% of the lower of the fair market value of the common stock at the beginning or end of the offering period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will withdraw from the current offering period following the exercise and will automatically re-enroll in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     A participant may not transfer rights granted under the 1999 purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the 1999 purchase plan.

     The 1999 purchase plan provides that, if we merge with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

     The 1999 purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the 1999 purchase plan, except that, subject to certain exceptions described in the 1999 purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the 1999 purchase plan.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Such expenses include amounts incurred by any person in an action or a proceeding such as attorneys' fees, judgments, fines, and settlement amounts.

     We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

RECAPITALIZATION TRANSACTION

     On February 12, 1998, we entered into a series of transactions that resulted in our leveraged recapitalization. Prior to completion of the recapitalization, we made distributions totaling $4.7 million to our stockholders and all stockholders' notes receivable were paid off. The recapitalization included the following transactions (share information set forth below with respect to the recapitalization gives effect to the 1-for-2 reverse stock split that we effected in November 1999):

     - we converted all authorized non-voting common stock to voting common stock and we declared a 3,272.73-for-one stock split resulting in total number of authorized shares of 60,000,000 at the time of the recapitalization, which is 30,000,000 after the reverse stock split, with 22,500,000 shares issued and outstanding;

     - Behrman Capital and an affiliated fund, Strategic Entrepreneur Fund II, L.P., organized Behrman Capital TMNG, Inc., a new company, and contributed $20.0 million in exchange for 100% of the new company's capital stock. The new company was formed as a transitory corporation solely for the purpose of effecting the recapitalization and has not carried on any activities to date other than those related to its formation and the recapitalization;

     - Behrman Capital exchanged 100% of its stock in the new company for 13,500,000 newly issued shares of TMNG common stock. The new company was then merged into TMNG with TMNG being the surviving corporation. At this time we changed our income tax status to a "C" corporation from an "S" corporation;

     - we entered into a senior bank credit facility that provided $24.0 million in term loans and a $5.0 million revolving credit facility from Chase Manhattan Bank and a syndicate of banks established by Chase Manhattan Bank. We utilized the funds provided by the revolving credit facility and the proceeds from the merger with the new company to acquire 13,500,000 shares of common stock from existing shareholders (as of December 31, 1997) for aggregate consideration of $38.7 million. These shares were then retired and returned to the status of authorized but unissued shares; and

     - in connection with the recapitalization, we entered into employment agreements and a noncompetition agreement with Messrs. Nespola, Peck, Staples and Woo.

OTHER TRANSACTIONS

     Mr. Rosati, one of our directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which became our outside corporate counsel in July 1999.

     We have entered into indemnification agreements with each of our directors and executive officers.

     In November 1998, Mr. Staples entered into a separation agreement and release and a stock purchase agreement with us, Behrman Capital and its affiliated entities that are stockholders of ours and Messrs. Nespola, Peck and Woo. Mr. Staples' company, Revenue Systems Management Company, was also a party to these agreements. Under the separation agreement, Mr. Staples resigned from his position with us and his employment agreement with us was terminated. He received his salary and expenses up to the date of termination and his company received a lump-sum payment of $95,000. Under the stock purchase agreement, our existing stockholders repurchased all of Mr. Staples shares of our common stock for an aggregate repurchase price of $2.7 million.

     Intertech Management Group, Inc. is a customer of ours. Mr. Matthes, one of our directors, and Mr. Sisco, one of our former directors, are also directors of Intertech Management Group, Inc. In addition, Behrman Capital II, L.P. and Strategic Entrepreneur Fund II L.P., venture funds affiliated with Behrman Capital with whom Messrs. Matthes and Sisco are employed, hold shares of preferred stock of Intertech that are convertible into approximately 30.0% of Intertech's outstanding common stock. We provided $2.6 million and $356,000 of consulting services to Intertech in 1999 and for the six month period for 2000, respectively.



     Mr. Wilkens, a member of our board of directors, became a director and non-executive Chairman of the Board of Williams Communications Group, Inc. upon completion of Williams' Communications Group's initial public offering. Williams Communications Group was our largest customer during fiscal year 1999 and the six month period for 2000. We provided $19.9 million and $8.4 million of consulting services to Williams in 1999 and for the six month period for 2000, respectively.


     In October 1999, we reached an agreement in principle with Williams Communications and, prior to the end of 1999, we entered into a definitive consulting agreement with Williams Communications in which Williams committed to $22 million of consulting fees over three years. In addition, in October 1999, we issued Williams Communications a warrant to purchase 500,000 shares of our common stock at an exercise price of $2.00 per share.

     During fiscal year 1999, we made payments of approximately $105,000 to a company owned by Mr. Nespola. In addition, we made a payment of $100,000 in 1997 to Mr. Nespola. These payments were for services rendered under consulting agreements between TMNG and the company owned by Mr. Nespola.

     Through January 2, 1999, we subcontracted with five companies owned by Messrs. Nespola, Peck and Woo. These companies provided consultants (acting as independent contractors) to render consulting services to our customers. Beginning January 3, 1999, we contracted directly with these consultants. Total services received from these companies was approximately $7.8 million, $9.6 million and $14.9 million in 1996, 1997 and fiscal 1998, respectively. At December 31, 1997 and January 2, 1999, we had accounts receivable balances due for these services of $565,000 and $332,000, respectively.

     From 1993 through 1998, we were taxed as a "pass-through" entity under subchapter "S" of the Internal Revenue Code. Since February 1998, we have been taxed under subchapter "C" of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. The stockholders of our predecessor entity agreed, at the time we acquired our predecessor, to indemnify us against negative tax consequences arising from our prior "S" corporation status. This indemnity was secured by escrowed funds in an escrow that was supposed to terminate in February 2001. However, we terminated the escrow arrangement as of February 2000, and released all escrowed funds to the stockholders of our predecessor entity.

POLICY REGARDING TRANSACTIONS WITH AFFILIATES

     All future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates, will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of July 18, 2000 and as adjusted to reflect the sale of the shares of common stock in this offering by:


     - each person or entity known by us to own more than five percent of our outstanding stock;

     - our Chief Executive Officer, each of the executive officers named in the summary compensation table and each of our directors;

     - all of our directors and executive officers as a group; and

     - the selling stockholders.

     Unless otherwise indicated, the address for each beneficial owner is c/o The Management Network Group, Inc., 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210.


     The beneficial ownership is calculated based on 27,501,138 shares of our common stock outstanding as of July 18, 2000, and 28,501,138 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power with respect to the securities. Unless otherwise indicated, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them. Shares issuable upon the exercise of options that are exercisable or become exercisable within 60 days of July 18, 2000 are considered outstanding for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.


     Behrman Capital II L.P. and Richard P. Nespola have granted the underwriters an option to purchase up to an aggregate of 530,000 and 70,000 shares of common stock, respectively, to cover over-allotments, if any.


                                                                                    SHARES
                                                                                 BENEFICIALLY
                                            SHARES BENEFICIALLY                  OWNED AFTER
                                                   OWNED                           OFFERING
                                             PRIOR TO OFFERING                   ------------
                                            --------------------   SHARES SOLD      TOTAL
             BENEFICIAL OWNER                 NUMBER     PERCENT   IN OFFERING      NUMBER      PERCENT
             ----------------               ----------   -------   -----------   ------------   -------
Behrman Capital II L.P.(1)................  14,223,949    51.7%    (2,635,000)     11,588,949    40.7%
  126 E. 56th Street, 27th Floor
  New York, NY 10022
Grant G. Behrman(2).......................  14,223,949    51.7%    (2,635,000)     11,588,949    40.7%
  Behrman Capital
  126 E. 56th Street, 27th Floor
  New York, NY 10022
William M. Matthes(3).....................  14,223,949    51.7%    (2,635,000)     11,588,949    40.7%
  Behrman Capital
  Four Embarcadero Center, Suite 3640
  San Francisco, CA 94111
Richard P. Nespola(4).....................   4,626,640    16.8%      (300,000)      4,326,640    15.2%
Micky K. Woo Trust(5).....................   2,039,788     7.4%                     2,039,788     7.2%
Ralph R. Peck.............................     980,705     3.6%       (40,000)        940,705     3.3%
Donald E. Klumb(6)........................      90,625       *        (25,000)         65,625       *
Mario M. Rosati(7)........................      37,500       *                         37,500       *
  Wilson Sonsini Goodrich & Rosati
  650 Page Mill Road
  Palo Alto, CA 94304

                                                                                    SHARES
                                                                                 BENEFICIALLY
                                            SHARES BENEFICIALLY                  OWNED AFTER
                                                   OWNED                           OFFERING
                                             PRIOR TO OFFERING                   ------------
                                            --------------------   SHARES SOLD      TOTAL
             BENEFICIAL OWNER                 NUMBER     PERCENT   IN OFFERING      NUMBER      PERCENT
             ----------------               ----------   -------   -----------   ------------   -------
Roy A. Wilkens............................      37,500       *                         37,500       *
All directors and executive officers as a
  group (9 persons).......................  22,036,707    80.1%    (3,000,000)     19,036,707    66.8%


---------------
 *  Less than 1%.

(1) Also includes 92,524 shares held by Strategic Entrepreneur Fund II, L.P., an affiliate of Behrman Capital.

(2) Represents 14,131,425 shares held by Behrman Capital and 92,524 shares held by Strategic Entrepreneur Fund. Mr. Behrman is a managing member of Behrman Brothers LLC, the general partner of Behrman Capital and is a general partner of Strategic Entrepreneur Fund. Mr. Behrman disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. Mr. Behrman is a member of our board of directors.

(3) Represents 14,131,425 shares held by Behrman Capital and 92,524 shares held by Strategic Entrepeneur Fund. Mr. Matthes is a managing member of Behrman Brothers LLC, the general partner of Behrman Capital and is a general partner of Strategic Entrepeneur Fund. Mr. Matthes disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. Mr. Matthes is a member of our board of directors.

(4) Includes 250,000 shares held by the TMNG 1999 Trust, Faye Nespola, Trustee. Shares sold in this offering include 150,000 of these shares.

(5) Includes 37,000 shares held by the Woo 1999 Charitable Remainder Unitrust.


(6) Includes 37,500 shares related to vested options and 53,125 shares related to options which will vest prior to September 17, 2000.


(7) Consists of shares that are subject to a right of repurchase with respect to unvested shares. The shares subject to these options vest in four equal annual installments, with the first quarter becoming vested on June 4, 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     We are authorized to issue up to 100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of undesignated preferred stock. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of July 1, 2000, 27,496,444 shares of common stock were issued and outstanding and held by 50 stockholders, and zero shares of preferred stock were issued and outstanding. The following description of our capital stock is, by necessity, not complete. We encourage you to refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.


COMMON STOCK

     Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." If we undergo a liquidation, dissolution or winding up, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, in the opinion of our legal counsel, Wilson Sonsini Goodrich & Rosati, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

     There are no shares of preferred stock outstanding.

WARRANTS

     In October 1999, we issued a warrant to purchase 500,000 shares of common stock to Williams Communications Group at an exercise price of $2.00 per share. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant, after deducting the aggregate exercise price. No separate cash consideration was paid for this warrant. The warrant will expire in October 2004.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After this offering, holders of 17,955,377 shares of common stock and a warrant to purchase 500,000 shares of our common stock or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of the registrable securities. Holders of at least 15.0% of the registrable securities may require on up to two occasions, that we use our best efforts to register the registrable securities for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $8.0 million. Also, holders of 25.0% of the registrable securities may require, no more than once during any six-month period, that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $2.0 million. Furthermore, if we elect to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been waived with respect to this offering. We will bear all expenses in connection with any registration, other than underwriting discounts and commissions.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, proxy contest or otherwise, or to remove our officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Our certificate of incorporation provides that stockholders may act only at duly called annual or special meetings of stockholders, not by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the President, Chief Executive Officer or Chairman of the Board or a majority of the board of directors.

     Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice thereof in writing. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The amendment of any of the above provisions of our certificate of incorporation would require approval by holders of at least two-thirds of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is United Missouri Bank of Kansas City. United Missouri Bank's telephone number for stockholder inquiries is (800) 884-4225.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.


     Upon completion of this offering, we will have outstanding 28,496,444 shares of common stock, assuming the sale of the 1,000,000 shares of common stock offered hereby, no exercise of the underwriters' over-allotment option and no exercise of outstanding options after July 1, 2000. Of these shares, the following shares are freely tradeable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act:


     - The 1,000,000 shares sold in this offering; and

     - The 5,307,250 shares sold in our initial public offering in November
       1999.


     Of the remaining 22,189,194 shares of common stock, 19,036,707 are held by the selling stockholders and by our executive officers, directors and entities affiliated with them. These shares are subject to lockup agreements with the underwriters providing that the stockholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock owned as of the date of this prospectus for a period of 90 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. All of these shares will be eligible for sale in the public market upon expiration of the 90-day lockup agreement, except that such shares will be subject to volume limitations under Rule 144. All of the remaining shares not held by selling stockholders or by our executive officers, directors and affiliated entities are currently eligible for immediate sale, subject to volume limitations under Rule 144. In some cases, these shares are subject to repurchase rights of TMNG. Salomon Smith Barney Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the 90-day lockup agreements entered into in connection with this offering.


     In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner and except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 284,964 shares immediately after this offering; or


     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about TMNG. Under Rule 144(k), a person who is not deemed to have been an affiliate of TMNG at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     On May 18, 2000 we filed a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our employee benefit plans. As of July 1, 2000, options to purchase a total of 2,528,216 shares were outstanding and 482,409 were reserved for future issuance under our stock plans. Common stock issued upon exercise of outstanding vested options or issued pursuant to our employee stock purchase plan, other than common stock issued to our affiliates, is eligible for immediate resale in the open market.


     Also, holders of restricted shares are entitled to registration rights on these shares for sale in the public market. See "Description of Capital
Stock -- Registration Rights." Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

LOCK-UP AGREEMENTS

     The selling stockholders, our executive officers and directors have agreed pursuant to "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 90 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. We have also entered into an agreement with Salomon Smith Barney Inc. that we will not offer, sell or otherwise dispose of our common stock until 90 days offer the effective date of this offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated the date hereof, the underwriters named below, acting through their representatives, Salomon Smith Barney Inc., Chase Securities Inc. and Lehman Brothers Inc., have severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the following respective number of shares of our common stock:

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Salomon Smith Barney Inc....................................
Chase Securities Inc........................................
Lehman Brothers Inc.........................................
          Total.............................................     4,000,000
                                                                 =========

     The underwriting agreement provides that the obligations of the underwriters are subject to the conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligation requires that they purchase all shares of common stock offered, other than those covered by the over-allotment option described below, if any shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession
not in excess of $     per share. The underwriters may allow and such dealers
may reallow a concession not in excess of $     per share to other dealers. If
all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

     Behrman Capital II L.P. and Richard P. Nespola have each granted to the underwriters an option, exercisable no later than 30 days after the date of the effective date of this offering to purchase up to 530,000 and 70,000 additional shares of common stock, respectively, at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered in this offering. Behrman Capital and Mr. Nespola will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

              UNDERWRITING DISCOUNTS AND COMMISSIONS PAYABLE BY US
                          AND THE SELLING STOCKHOLDERS

                                                                 WITHOUT            WITH
                                                              OVER-ALLOTMENT   OVER-ALLOTMENT
                                                                 EXERCISE         EXERCISE
                                                              --------------   --------------
Per Share...................................................    $                $
Total.......................................................    $                $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $700,000.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities connected to this offering, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

     Each of the selling stockholders, executive officers and directors has agreed that they will not, without the prior written consent of Salomon Smith Barney Inc., offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock owned by them as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, until the date 90 days following the date of this prospectus.

     In addition, we have agreed that we will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock until the date 90 days following the date of this prospectus, except that we may issues shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that without the prior written consent of Salomon Smith Barney Inc. the additional options shall not be exercisable during such period.

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include:

     - over-allotment, which involves syndicate sales of our common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position;

     - syndicate covering transactions, which involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions; and

     - stabilizing transactions, which consist of bids or purchases of our common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

     The underwriter also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If the underwriters commence passive market making, they may discontinue at any time.

     A prospectus in electronic format is being made available on a web site maintained by Salomon Smith Barney Inc. In addition, some broker-dealers may choose to make the prospectus in electronic format available on web sites maintained by them.

                                 LEGAL MATTERS


     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California. As of July 1, 2000, a certain investment partnership and members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 37,500 shares of our common stock. Mario M. Rosati, one of our directors, and Christopher D. Mitchell, our secretary, are members of Wilson Sonsini Goodrich & Rosati.


                                    EXPERTS

     The financial statements as of January 2, 1999 and January 1, 2000 and for each of the three fiscal years in the period ended January 1, 2000 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may obtain copies of all or any part of these materials from the SEC upon payment to the SEC of prescribed fees. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

     We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's web site. Our common stock is quoted on the Nasdaq National Market. You are able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 2006.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

                       THE MANAGEMENT NETWORK GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income and Comprehensive
  Income....................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficiency
  in Assets)................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Management Network Group, Inc.
Overland Park, Kansas

     We have audited the accompanying consolidated balance sheets of The Management Network Group, Inc. and subsidiaries (the "Company") as of January 1, 2000 and January 2, 1999 and the related consolidated statements of income and comprehensive income, stockholders' equity (deficiency in assets) and cash flows for the fiscal years ended January 1, 2000, January 2, 1999 and December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for the fiscal years ended January 1, 2000, January 2, 1999 and December 31, 1997 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 15, 2000

                       THE MANAGEMENT NETWORK GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS


                                                              JANUARY 2,   JANUARY 1,     JULY 1,
                                                                 1999         2000         2000
                                                              ----------   ----------   -----------
                                                                                        (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $    959     $ 51,523     $ 53,809
  Receivables:
    Accounts receivable.....................................      5,993        8,280       12,523
    Accounts receivable -- unbilled.........................      3,251        4,863        7,539
                                                               --------     --------     --------
                                                                  9,244       13,143       20,062
    Less: Allowance for doubtful accounts...................       (120)        (350)        (625)
                                                               --------     --------     --------
                                                                  9,124       12,793       19,437
  Other assets..............................................         51        1,048        1,265
                                                               --------     --------     --------
         Total current assets...............................     10,134       65,364       74,511
                                                               --------     --------     --------
DEFERRED FINANCING COSTS, NET...............................        447
PROPERTY AND EQUIPMENT, NET.................................        425          706          784
DEFERRED TAX ASSET..........................................                   1,312        3,331
                                                               --------     --------     --------
         Total assets.......................................   $ 11,006     $ 67,382     $ 78,626
                                                               ========     ========     ========
CURRENT LIABILITIES:
  Long-term debt -- current portion.........................   $  1,300
  Trade accounts payable....................................        959     $    888     $  1,157
  Trade accounts payable -- related party...................        332
  Accrued payroll, bonuses and related expenses.............        664        1,857        3,497
  Accrued interest payable..................................        440
  Other accrued liabilities.................................        176        1,200        1,184
  Income taxes payable......................................         52                       134
  Deferred taxes............................................        186
                                                               --------     --------     --------
         Total current liabilities..........................      4,109        3,945        5,972
                                                               --------     --------     --------
LONG-TERM DEBT..............................................     24,717
DEFERRED TAXES..............................................        451
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
  Common stock:
    Voting -- no par, 30,000,000 shares authorized;
     22,500,000 shares issued and outstanding in 1998; $.001
     par value, 100,000,000 shares authorized; 27,417,370
     shares issued and outstanding on January 1, 2000;
     27,496,444 shares issued and outstanding on July 1,
     2000...................................................     18,631           27           27
  Preferred stock -- $.001 par value, 10,000,000 shares
    authorized; no shares issued or outstanding.............
  Additional paid-in capital................................                 104,137      106,540
  Accumulated deficit.......................................    (36,599)     (32,138)     (28,207)
  Accumulated other comprehensive income --
    Foreign currency translation adjustment.................          2           (2)         (47)
  Unearned compensation.....................................       (305)      (8,587)      (5,659)
                                                               --------     --------     --------
         Total stockholders' equity (deficiency in
           assets)..........................................    (18,271)      63,437       72,654
                                                               --------     --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY IN
  ASSETS)...................................................   $ 11,006     $ 67,382     $ 78,626
                                                               ========     ========     ========


                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          YEAR ENDED                     SIX MONTHS ENDED
                                                            --------------------------------------   -------------------------
                                                            DECEMBER 31,   JANUARY 2,   JANUARY 1,     JULY 3,       JULY 1,
                                                                1997          1999         2000         1999          2000
                                                            ------------   ----------   ----------   -----------   -----------
                                                                                                     (UNAUDITED)   (UNAUDITED)
REVENUES..................................................    $20,184       $32,103      $50,322       $23,856       $35,866
COST OF SERVICES:
  Direct cost of services.................................     11,384        17,411       26,109        12,377        18,638
  Equity related charges..................................                      239        2,780           956         3,917
                                                              -------       -------      -------       -------       -------
         Total cost of services...........................     11,384        17,650       28,889        13,333        22,555
                                                              -------       -------      -------       -------       -------
GROSS PROFIT..............................................      8,800        14,453       21,433        10,523        13,311
OPERATING EXPENSES:
  Selling, general and administrative.....................      3,280         6,158        9,777         4,886         7,448
  Equity related charges..................................                       22        1,998           570           810
                                                              -------       -------      -------       -------       -------
         Total operating expenses.........................      3,280         6,180       11,775         5,456         8,258
                                                              -------       -------      -------       -------       -------
INCOME FROM OPERATIONS....................................      5,520         8,273        9,658         5,067         5,053
OTHER INCOME (EXPENSE):
  Interest income.........................................          6            18          277             2         1,626
  Interest expense........................................        (30)       (2,054)      (1,998)       (1,116)           (3)
  Other, net..............................................          8            88          (68)          (79)         (124)
                                                              -------       -------      -------       -------       -------
         Total other income (expense).....................        (16)       (1,948)      (1,789)       (1,193)        1,499
                                                              -------       -------      -------       -------       -------
INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY
  ITEM....................................................      5,504         6,325        7,869         3,874         6,552
PROVISION FOR INCOME TAXES................................                   (3,282)      (3,208)       (1,612)       (2,621)
                                                              -------       -------      -------       -------       -------
INCOME BEFORE EXTRAORDINARY ITEM..........................      5,504         3,043        4,661         2,262         3,931
EXTRAORDINARY ITEM --
  Loss on debt extinguishment, net of tax benefit of
    $133..................................................                                  (200)
                                                              -------       -------      -------       -------       -------
NET INCOME................................................      5,504         3,043        4,461         2,262         3,931
OTHER COMPREHENSIVE INCOME --
  Foreign Currency Translation Adjustment.................         (1)            3           (4)           (6)          (45)
                                                              -------       -------      -------       -------       -------
COMPREHENSIVE INCOME......................................    $ 5,503       $ 3,046      $ 4,457       $ 2,256       $ 3,886
                                                              =======       =======      =======       =======       =======
INCOME BEFORE EXTRAORDINARY ITEM PER COMMON SHARE
  Basic...................................................    $   .24       $   .14      $   .20       $   .10       $   .14
                                                              =======       =======      =======       =======       =======
  Diluted.................................................    $   .24       $   .13      $   .20       $   .10       $   .14
                                                              =======       =======      =======       =======       =======
NET INCOME PER COMMON SHARE
  Basic...................................................    $   .24       $   .14      $   .19       $   .10       $   .14
                                                              =======       =======      =======       =======       =======
  Diluted.................................................    $   .24       $   .13      $   .19       $   .10       $   .14
                                                              =======       =======      =======       =======       =======
SHARES USED IN CALCULATION OF INCOME BEFORE EXTRAORDINARY
  ITEM AND NET INCOME PER COMMON SHARE
  Basic...................................................     22,500        22,500       23,056        22,507        27,443
                                                              =======       =======      =======       =======       =======
  Diluted.................................................     22,500        22,944       23,807        22,991        28,664
                                                              =======       =======      =======       =======       =======
PRO FORMA INFORMATION (UNAUDITED)
  Pro forma provision for income taxes....................    $ 2,202       $ 2,530
                                                              =======       =======
  Pro forma net income....................................    $ 3,302       $ 3,795
                                                              =======       =======
PRO FORMA NET INCOME PER COMMON SHARE (UNAUDITED)
  Basic...................................................    $  0.15       $  0.17
                                                              =======       =======
  Diluted.................................................    $  0.15       $  0.17
                                                              =======       =======


                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

        (INFORMATION FOR THE SIX MONTHS ENDED JULY 1, 2000 IS UNAUDITED)


                                          COMMON STOCK
                                        $.0006 PAR 1997;
                                       NO PAR COMMENCING          COMMON STOCK
                                       FEBRUARY 12, 1998,       $.0006 PAR 1997;
                                      $.001 PAR COMMENCING     NO PAR COMMENCING
                                        AUGUST 27, 1999        FEBRUARY 12, 1998                                ACCUMULATED
                                             VOTING                NON-VOTING        ADDITIONAL   RETAINED         OTHER
                                     ----------------------   --------------------    PAID-IN     EARNINGS     COMPREHENSIVE
                                       SHARES       AMOUNT      SHARES      AMOUNT    CAPITAL     (DEFICIT)   INCOME (LOSSES)
                                     -----------   --------   -----------   ------   ----------   ---------   ---------------
BALANCE, JANUARY 1, 1997...........    4,500,000   $      3    18,000,000    $ 11     $    399    $  1,564         $
Distributions......................                                                                 (2,600)
Other comprehensive
 income -- Foreign currency
 translation adjustment............                                                                                  (1)
Repayments on stockholders' notes
 receivable........................
Net income.........................                                                                  5,504
                                     -----------   --------   -----------    ----     --------    --------         ----
BALANCE, DECEMBER 31, 1997.........    4,500,000          3    18,000,000      11          399       4,468           (1)
Distributions......................                                                                 (4,664)
Other comprehensive
 income -- Foreign currency
 translation adjustment............                                                                                   3
Repayments on stockholders' notes
 receivable........................
Conversion of non-voting stock to
 voting stock......................   18,000,000         11   (18,000,000)    (11)
Issuance of common stock, net of
 offering costs of $3,061..........   13,500,000                                        16,939
Repurchase and cancellation of
 treasury stock....................  (13,500,000)                                                  (38,733)
Constructive distribution assumed
 to be reinvested..................                                                        713        (713)
Adjustment to reflect change in par
 value.............................                  18,051                            (18,051)
Issuance of options................                     305
Stock compensation.................                     261
Net income.........................                                                                  3,043
                                     -----------   --------   -----------    ----     --------    --------         ----
BALANCE, JANUARY 2, 1999...........   22,500,000     18,631                                        (36,599)           2
Issuance of options................                                                     11,203
Exercise of options................      231,169                                           444
Stock compensation.................                                                      1,416
Other comprehensive
 income -- Foreign currency
 translation adjustment............                                                                                  (4)
Issuance of common stock, net......    4,686,201          4                             72,054
Tax benefit due to exercise of
 stock options.....................                                                        412
Adjustment to reflect change in par
 value.............................                 (18,608)                            18,608
Net income.........................                                                                  4,461
                                     -----------   --------   -----------    ----     --------    --------         ----
BALANCE, JANUARY 1, 2000...........   27,417,370         27                            104,137     (32,138)          (2)
Issuance of options (UNAUDITED)....                                                         13
Stock compensation (UNAUDITED).....                                                        128
Exercise of options (UNAUDITED)....       79,074                                           118
Other comprehensive
 income -- Foreign currency
 translation adjustment
 (UNAUDITED).......................                                                                                 (45)
Warrant grant amortization
 (UNAUDITED).......................                                                      1,956
Forfeited options (UNAUDITED)......                                                       (298)
Tax benefit due to exercise of
 stock options (UNAUDITED).........                                                        614
Offering costs (UNAUDITED).........                                                       (128)
Net income (UNAUDITED).............                                                                  3,931
                                     -----------   --------   -----------    ----     --------    --------         ----
BALANCE, JULY 1, 2000
 (UNAUDITED).......................   27,496,444   $     27                  $        $106,540    $(28,207)        $(47)
                                     ===========   ========   ===========    ====     ========    ========         ====


                                                    STOCKHOLDERS'
                                       UNEARNED         NOTES
                                     COMPENSATION    RECEIVABLE      TOTAL
                                     ------------   -------------   --------
BALANCE, JANUARY 1, 1997...........    $                $(233)      $  1,744
Distributions......................                                   (2,600)
Other comprehensive
 income -- Foreign currency
 translation adjustment............                                       (1)
Repayments on stockholders' notes
 receivable........................                        62             62
Net income.........................                                    5,504
                                       --------         -----       --------
BALANCE, DECEMBER 31, 1997.........                      (171)         4,709
Distributions......................                                   (4,664)
Other comprehensive
 income -- Foreign currency
 translation adjustment............                                        3
Repayments on stockholders' notes
 receivable........................                       171            171
Conversion of non-voting stock to
 voting stock......................
Issuance of common stock, net of
 offering costs of $3,061..........                                   16,939
Repurchase and cancellation of
 treasury stock....................                                  (38,733)
Constructive distribution assumed
 to be reinvested..................
Adjustment to reflect change in par
 value.............................
Issuance of options................        (305)
Stock compensation.................                                      261
Net income.........................                                    3,043
                                       --------         -----       --------
BALANCE, JANUARY 2, 1999...........        (305)                     (18,271)
Issuance of options................     (11,203)
Exercise of options................                                      444
Stock compensation.................       2,921                        4,337
Other comprehensive
 income -- Foreign currency
 translation adjustment............                                       (4)
Issuance of common stock, net......                                   72,058
Tax benefit due to exercise of
 stock options.....................                                      412
Adjustment to reflect change in par
 value.............................
Net income.........................                                    4,461
                                       --------         -----       --------
BALANCE, JANUARY 1, 2000...........      (8,587)                      63,437
Issuance of options (UNAUDITED)....         (13)
Stock compensation (UNAUDITED).....       2,704                        2,832
Exercise of options (UNAUDITED)....                                      118
Other comprehensive
 income -- Foreign currency
 translation adjustment
 (UNAUDITED).......................                                      (45)
Warrant grant amortization
 (UNAUDITED).......................                                    1,956
Forfeited options (UNAUDITED)......         237                          (61)
Tax benefit due to exercise of
 stock options (UNAUDITED).........                                      614
Offering costs (UNAUDITED).........                                     (128)
Net income (UNAUDITED).............                                    3,931
                                       --------         -----       --------
BALANCE, JULY 1, 2000
 (UNAUDITED).......................    $ (5,659)        $           $ 72,654
                                       ========         =====       ========


                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                     YEAR ENDED                     SIX MONTHS ENDED
                                                       --------------------------------------   -------------------------
                                                       DECEMBER 31,   JANUARY 2,   JANUARY 1,     JULY 3,       JULY 1,
                                                           1997          1999         2000         1999          2000
                                                       ------------   ----------   ----------   -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................    $ 5,504       $  3,043     $  4,461      $ 2,262       $ 3,931
  Add-back: Extraordinary item.......................                                    200
                                                         -------       --------     --------      -------       -------
  Income before extraordinary item...................      5,504          3,043        4,661        2,262         3,931
  Adjustments to reconcile income before
    extraordinary item to net cash provided by
    operating activities:
    Depreciation and amortization....................                       136          275          124           115
    Stock option and bonus share compensation........                       261        4,778        1,526         4,727
    Provision for deferred income taxes (deferred tax
      benefit........................................                       637       (1,952)        (629)       (2,019)
    Provision for uncollectible advances to related
      party..........................................        181           (181)
    Loss on disposition of assets....................                                      2
    Changes in:
      Accounts receivable............................     (1,727)        (1,735)      (2,057)       1,608        (3,968)
      Accounts receivable -- unbilled................        374         (2,148)      (1,612)      (1,766)       (2,676)
      Prepaid tax assets.............................                                                (775)
      Other assets...................................                       (51)        (995)         (11)         (217)
      Related party receivables......................       (175)           201
      Trade accounts payable.........................        129            825          (71)        (171)          269
      Trade accounts payable -- related party........        291           (233)        (332)        (332)
      Accrued liabilities............................         26          1,257        1,909          620         1,624
      Income tax payable.............................                                    (52)                       134
      Payables to related parties....................       (300)
                                                         -------       --------     --------      -------       -------
         Net cash provided by operating activities...      4,303          2,012        4,554        2,456         1,921
                                                         -------       --------     --------      -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment..............                      (455)        (443)        (186)         (193)
                                                         -------       --------     --------      -------       -------
         Net cash used in investing activities.......                      (455)        (443)        (186)         (193)
                                                         -------       --------     --------      -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to shareholders......................     (4,000)        (4,664)
  Bank overdraft.....................................                                                 244
  Proceeds from long-term debt.......................                    24,000
  Net borrowings under revolving credit facility.....                     2,017       (2,017)      (2,017)
  Deferred financing costs...........................                      (553)
  Issuance of common stock, net of expenses..........                    16,939       71,618          133
  IPO costs charged to equity........................                                                              (128)
  Payments received on stockholders' note
    receivable.......................................         62            171
  Payments made on long-term debt....................                                (24,000)        (650)
  Payments made on notes payable -- related party....       (350)
  Exercise of options including related tax
    benefits.........................................                                    856                        731
  Purchase of treasury stock.........................                   (38,733)
                                                         -------       --------     --------      -------       -------
         Net cash provided by (used in) financing
           activities................................     (4,288)          (823)      46,457       (2,290)          603
                                                         -------       --------     --------      -------       -------
EFFECT OF EXCHANGE RATE ON CASH AND CASH
  EQUIVALENTS........................................         (1)             3           (4)          (6)          (45)
                                                         -------       --------     --------      -------       -------
Net increase (decrease) in cash equivalents..........         14            737       50,564          (26)        2,286
Cash and cash equivalents, beginning of period.......        208            222          959          959        51,523
                                                         -------       --------     --------      -------       -------
Cash and cash equivalents, end of period.............    $   222       $    959     $ 51,523      $   933       $53,809
                                                         -------       --------     --------      -------       -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during period for interest...............    $    79       $  1,517        2,324      $ 1,421       $     3
                                                         -------       --------     --------      -------       -------
  Cash paid during period for taxes..................    $             $  2,581        5,140      $ 2,969       $ 3,329
                                                         =======       ========     ========      =======       =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING TRANSACTIONS:
  Reinvested constructive distribution resulting from
    conversion to subchapter C corporation...........    $             $    713                   $             $
                                                         =======       ========     ========      =======       =======


                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


 1. ORGANIZATION

     Nature of Operations -- The Management Network Group, Inc. ("TMNG" or the "Company") was formed on April 1, 1993 as a management consulting firm specializing in global competitive telecommunications. Primary services include serving wireless and wireline communications carriers in all industry segments, and the technology and investment firms that support the telecommunications industry. A majority of the Company's revenues are to customers in the United States, however the Company also provides services to customers in the United Kingdom, Canada and other foreign countries. The Company's business is international in scope with corporate offices in Kansas City.

     Recapitalization -- On February 12, 1998, TMNG entered into a series of transactions that resulted in a leveraged recapitalization (the "recapitalization") of the Company. Prior to the recapitalization, the Company made distributions totaling approximately $4.7 million to its stockholders and all stockholders' notes receivable were paid off. The recapitalization included the following transactions:

     - All authorized non-voting common stock was converted to voting common stock and the Company declared a 3,272.73-for-one stock split resulting in total authorized shares of 30 million with 22.5 million issued and outstanding. In connection with this stock split, the Company changed its par common stock to no par common stock. All historical share data has been retroactively restated for the effect of the stock split.

     - Behrman Capital II, LP ("Behrman") organized Behrman Capital TMNG, Inc. ("NEWCO") with contributed capital of $20.0 million and Behrman owning 100% of NEWCO capital stock. NEWCO was formed as a transitory corporation solely for the purpose of effecting the recapitalization and has not carried on any activities to date other than those incident to its formation and the recapitalization.

     - Behrman exchanged 100% of its NEWCO stock for 13.5 million newly issued shares of TMNG common stock. NEWCO was then merged with and into TMNG with TMNG as the surviving corporation, at which time TMNG changed its income tax status to a subchapter "C" corporation from an subchapter "S" corporation. Offering costs of approximately $3.1 million were charged against additional paid-in capital at the time of the merger.

     - TMNG entered into a senior bank credit facility that provided $24.0 million in term loans and a $5.0 million revolving credit facility from a syndicate of banks. TMNG utilized the funds provided by the credit facility and the proceeds from the merger with NEWCO to acquire 13.5 million shares of common stock from existing stockholders (as of December 31, 1997) for an aggregate cost of approximately $38.7 million. Such treasury shares were then retired. The costs to enter into the credit facility of approximately $500,000, were capitalized.

     The Company accounted for this series of transactions as a financial restructuring/recapitalization requiring continuation of the historical cost basis.

     Reincorporation -- During fiscal year 1999, the board of directors approved the amendment of the Company's Certificate of Incorporation, which included, among other things, reincorporation of the Company in the State of Delaware and a change in the par values and total number of shares of common stock and preferred stock of which the Company is authorized to issue.

     Public Offering -- On November 22, 1999, the Company completed an initial public offering of 5,307,250 shares of Common Stock at an initial offering price of $17.00 per share. Of the 5,307,250 shares of Common Stock offered, 4,615,000 shares were issued and sold by the Company and 692,250 shares were sold by existing stockholders. Prior to the initial public offering, there was no public market for the Company's capital stock.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


     The Company did not receive any of the proceeds from the sales of the shares sold by the existing stockholders. The net proceeds to the Company from the initial public offering, after deducting applicable underwriting discounts and offering expenses, was approximately $71.5 million. Approximately $22.3 million of the net proceeds to the Company was used to repay outstanding debt.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated statements include the accounts of TMNG and its wholly-owned subsidiaries, The Management Network Group Europe Ltd. ("TMNG-Europe"), formed on March 19, 1997, based in the United Kingdom, The Management Network Group Canada Ltd. ("TMNG-Canada"), formed on May 14, 1998, based in Toronto, Canada and TMNG.com, Inc., formed in June 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Fiscal Year -- Effective January 1, 1998, the Company adopted a 52/53 week fiscal year, changing the year-end date from December 31, to the Saturday nearest December 31. The fiscal years ended January 1, 2000 and January 2, 1999 each had 52 weeks and are referred to herein as fiscal year 1999 and 1998, respectively. All references herein for 1997 represent the year ended December 31, 1997. TMNG-Europe and TMNG-Canada maintain year-end dates of December 31.

     Contracts -- The Company enters into both time and materials and fixed price contracts with its customers. A substantial majority of TMNG's contracts are based upon time and materials with a not to exceed total contract price. Under a time and materials contract the customer pays a negotiated daily rate for all services performed plus expenses incurred. Under a fixed price contract the customer pays a predetermined fixed price for all services performed regardless of the professional time required. Fixed price contracts generally involve immaterial amounts and are of short duration.

     Prior to January 3, 1999 TMNG subcontracted with several companies (five of which were related parties to TMNG through certain common ownership or are owned by employees of TMNG) to provide consultants acting as independent contractors to render the services required under the customer contracts. These subcontracts were on a time and materials basis, contained confidentiality/noncompete provisions and could be terminated by either party on 30 days prior notice.

     Revenue Recognition -- Time and materials service revenues and related time and materials service costs are recorded in the period in which the service is performed. Fixed price service contract revenues and related costs are recognized upon contract completion under the completed contract method.

     Cash and Cash Equivalents -- Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less when purchased.

     Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Asset lives range from three to seven years for computers and equipment. Leasehold improvements are capitalized and amortized over the life of the lease.

     Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

     Intangible Assets -- Deferred financing costs were capitalized and amortized over the term of the related credit facility using the straight-line method which approximates the effective interest rate method. Unamortized deferred financing costs were charged to operations as an extraordinary item upon repayment of the Company's long-term debt in November 1999.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


     Long-Lived Assets -- The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment long-lived assets and certain identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable when compared to an estimate of future undiscounted net cash flows expected to result from the use of these assets. Management has concluded no financial statement adjustment is currently required.

     Income Taxes -- The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. A valuation allowance is provided when, in the opinion of management, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

     As described in Note 1, the Company converted to a subchapter "C" corporation for income tax reporting purposes effective February 12, 1998. Deferred tax liabilities of approximately $1.1 million were recorded on February 12, 1998, in conjunction with the conversion, for the cumulative temporary differences (see Note 6). Prior to February 12, 1998, the Company elected to be treated as a subchapter "S" corporation under the Internal Revenue Code and thus was treated substantially as a partnership for income tax purposes. Accordingly, until the time of conversion to a subchapter "C" corporation, the individual stockholders were responsible for their proportionate share of the corporate taxable income or loss for federal and state income tax reporting purposes.

     Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Foreign Currency Transactions and Translation -- The 1997, fiscal year 1998 and fiscal year 1999 consolidated financial statements include TMNG -- Europe (located in the United Kingdom). The fiscal year 1998 and fiscal year 1999 consolidated financial statements also include TMNG -- Canada. Both entities conduct business primarily denominated in their respective local currency. Assets and liabilities have been translated to U.S. dollars at the period-end exchange rate. Income and expenses have been translated at exchange rates which approximate the average of the rates prevailing during each period. Translation adjustments are reported as a separate component of other comprehensive income in the consolidated statements of stockholders' equity. Realized and unrealized exchange gains and losses included in results of operations were insignificant for all periods presented.

     Stock-Based Compensation -- The Company accounts for stock based compensation for employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations and for stock-based compensation for non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

     Reverse Stock Split -- Effective November 8, 1999 the Company amended its Certificate of Incorporation to give effect for a 1-for-2 reverse stock split for all issued and outstanding shares of voting and non-voting common stock. All issued and outstanding share and per share data has been retroactively adjusted to reflect this reverse split.

     Warrant Grant -- On October 29, 1999, the Company issued a significant customer a warrant to purchase 500,000 shares of common stock at an exercise price of $2.00 per share. As of January 1, 2000 all shares under the warrant are exercisable. The expected fair value of this warrant is approximately $5.2 million based on an expected life of 3 years and will be recognized as future equity related charges in

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


operations. Additionally on December 10, 1999, the Company entered into a consulting services agreement with this customer under which such customer will commit to $22 million of consulting fees over a three-year period commencing January 1, 2000.

     Net Income Per Share -- Basic net income per share was computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive.

     The reconciliation of the net income and weighted average common shares outstanding included in the computation of basic and diluted net income per common share for 1997, fiscal year 1998 and fiscal year 1999 is as follows (amounts in thousands except per share data). There were no dilutive securities outstanding in 1997.

                                                                         FISCAL     FISCAL
                                                               1997       1998       1999
                                                              -------    -------    -------
Net income for basic and diluted earnings per share:
  Income before taxes and extraordinary item................  $ 5,504    $ 6,325    $ 7,869
  Income tax provision......................................              (3,282)    (3,208)
                                                              -------    -------    -------
  Adjusted net income before extraordinary item.............    5,504      3,043      4,661
  Extraordinary item........................................                           (200)
                                                              -------    -------    -------
  Net income................................................  $ 5,504    $ 3,043    $ 4,461
                                                              =======    =======    =======
Weighted average shares of common stock outstanding:
  Weighted average shares of common stock outstanding for
     basic earnings per share...............................   22,500     22,500     23,056
  Effect of stock options...................................                 444        659
  Effect of warrants........................................                             92
                                                              -------    -------    -------
  Weighted average shares of common stock outstanding for
     diluted earnings per share.............................   22,500     22,944     23,807
                                                              =======    =======    =======
Basic earnings per share:
  Net income before extraordinary item......................  $  0.24    $  0.14    $  0.20
  Extraordinary item........................................                          (0.01)
                                                              -------    -------    -------
  Net income................................................  $  0.24    $  0.14    $  0.19
                                                              =======    =======    =======
Diluted earnings per share:
  Net income before extraordinary item......................  $  0.24    $  0.13    $  0.20
  Extraordinary item........................................                          (0.01)
                                                              -------    -------    -------
  Net income................................................  $  0.24    $  0.13    $  0.19
                                                              =======    =======    =======

     New Accounting Standards -- The FASB recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was amended by SFAS no. 137 which requires adoption of the SFAS requirements for fiscal years beginning after June 30, 2000. This standard establishes accounting and reporting requirements for derivative financial instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In the opinion of management, the effect of adoption of this standard will not have a material impact to operating results of the Company.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


     Pro Forma Information -- Pro forma information included in the consolidated statements of income and comprehensive income is unaudited and included to reflect the pro forma effect of providing income taxes on previously untaxed subchapter "S" net income. This effect is calculated as follows:

        Pro forma income tax expense -- assumed 40% effective tax rate.

        Pro forma basic and diluted common shares -- include the effect of common share issuance and stock option exercise in accordance with SFAS No. 128, "Earnings per Share."

     Fair Value of Financial Instruments -- The fair values of asset and liability financial instruments approximate the carrying values.

 3. MAJOR CUSTOMERS AND SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

     Major customers in terms of significance to TMNG's revenues (i.e. in excess of 10% of revenues) for the year ended December 31, 1997 and fiscal years 1998 and 1999, and accounts receivable as of January 2, 1999 and January 1, 2000 are as follows (amounts in thousands):

                                              REVENUES                    ACCOUNTS RECEIVABLE
                                ------------------------------------    ------------------------
                                          FISCAL YEAR    FISCAL YEAR    JANUARY 2,    JANUARY 1,
                                 1997        1998           1999           1999          2000
                                ------    -----------    -----------    ----------    ----------
Customer A....................  $7,928
Customer B....................   2,524
Customer C....................              $4,138                        $1,121
Customer D....................               4,093                         2,354
Customer E....................               5,412         $19,925         1,440        $4,598
Customer F....................                               7,322                       1,550

     All of TMNG's receivables are obligations of companies in the telecommunications industry. The Company generally does not require collateral or other security on their accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

     A non-executive member of the TMNG board of directors also serves as a non-executive director of Customer E.

     Revenue earned outside the United States for the year ended December 31, 1997 was not significant. Revenues earned in the United States and internationally based on domiciles of project owner for fiscal year 1998 and fiscal year 1999 are as follows: (amounts in thousands):

                                        FISCAL YEAR 1998               FISCAL YEAR 1999
                                    -------------------------    ----------------------------
                                                                              INCOME BEFORE
                                                                             INCOME TAXES AND
                                                INCOME BEFORE                 EXTRAORDINARY
                                    REVENUES    INCOME TAXES     REVENUES          ITEM
                                    --------    -------------    --------    ----------------
United States.....................  $26,914        $5,336        $36,375          $5,688
International:
  Switzerland.....................      758           150          7,322           1,145
  Canada..........................    3,541           697          2,211             346
  Ireland.........................                                 1,826             286
  United Kingdom..................      448            88          1,567             245
  Other...........................      442            54          1,021             159
                                    -------        ------        -------          ------
          Total...................  $32,103        $6,325        $50,322          $7,869
                                    =======        ======        =======          ======

     No significant long-lived assets are deployed outside the United States.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


     TMNG currently operates in one segment, consulting to the telecommunications industry, based on the way management makes decisions, allocates resources and assesses performance.

 4. PROPERTY AND EQUIPMENT

                                                         JANUARY 2,    JANUARY 1,
                                                            1999          2000
                                                         ----------    ----------
                                                                 (000'S)
Furniture and fixtures.................................     $ 69          $224
Software and computer equipment........................      256           514
Leasehold improvements.................................      130           159
                                                            ----          ----
                                                             455           897
Less: accumulated depreciation and amortization........       30           191
                                                            ----          ----
                                                            $425          $706
                                                            ====          ====

     Depreciation and amortization expense was approximately $30,000 and $161,000 for fiscal year 1998 and fiscal year 1999, respectively.

 5. LONG-TERM DEBT

                                                              JANUARY 2,
                                                                 1999
                                                              ----------
                                                               (000'S)
Term loans..................................................   $24,000
Revolving credit facility...................................     2,017
                                                               -------
                                                                26,017
Less long-term debt -- current portion......................     1,300
                                                               -------
                                                               $24,717
                                                               =======

     As of January 2, 1999, the Company had a $29.0 million secured credit facility, as amended, with substantially all assets of the Company pledged as collateral. During November 1999, the Company paid off all outstanding debt amounts and terminated a related interest rate cap agreement.

     The weighted average interest rate for the revolving line of credit was 9.59% and 9.03% in fiscal years 1998 and 1999, respectively.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


 6. INCOME TAXES

     For the fiscal year 1998 and fiscal year 1999, the income tax provision consists of the following (amounts in thousands):

                                                        FISCAL YEAR    FISCAL YEAR
                                                           1998           1999
                                                        -----------    -----------
Federal
  Current.............................................    $2,090         $ 3,602
  Deferred tax benefit................................      (391)         (1,708)
                                                          ------         -------
                                                           1,699           1,894
State
  Current.............................................       491             990
  Deferred tax benefit................................       (40)           (244)
                                                          ------         -------
                                                             451             746
Foreign...............................................        64             568
                                                          ------         -------
                                                           2,214           3,208
Deferred recorded on conversion to subchapter "C"
  Corporation.........................................     1,068
                                                          ------         -------
     Total............................................    $3,282         $ 3,208
                                                          ======         =======

     The following is a reconciliation between the provision for income taxes and the amounts computed at the statutory federal income tax rate (amounts in thousands):

                                                       FISCAL YEAR       FISCAL YEAR
                                                           1998              1999
                                                      --------------    --------------
                                                      AMOUNT     %      AMOUNT     %
                                                      ------    ----    ------    ----
Computed expected federal income tax expense........  $2,214    35.0    $2,754    35.0
State income tax expense, net of federal benefit....     285     4.5       437     5.6
Conversion to subchapter "C" corporation............   1,068    16.9
Subchapter "S" corporation earnings (January 1, 1998
  to February 11, 1998).............................    (318)   (5.0)
Other...............................................      33     0.5        17     0.2
                                                      ------    ----    ------    ----
          Total.....................................  $3,282    51.9    $3,208    40.8
                                                      ======    ====    ======    ====

     Items giving rise to the provision for deferred income taxes (benefit) excluding the deferred tax expense recorded on conversion to subchapter "C" corporation (amounts in thousands):

                                                              FISCAL YEAR    FISCAL YEAR
                                                                 1998           1999
                                                              -----------    -----------
Bad debt reserve............................................     $ (20)        $   (94)
Stock option compensation expense...........................      (104)         (1,492)
Change from cash to accrual tax basis accounting............      (270)           (262)
Other.......................................................       (37)           (104)
                                                                 -----         -------
          Total.............................................     $(431)        $(1,952)
                                                                 =====         =======

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


     The significant components of deferred income tax assets and liabilities and the related balance sheet classifications, as of January 2, 1999 and January 1, 2000 are as follows (amounts in thousands):

                                                              JANUARY 2,    JANUARY 1,
                                                                 1999          2000
                                                              ----------    ----------
Current deferred tax assets (liabilities):
  Bad debt reserve..........................................    $  46         $  140
  Prepaid expenses..........................................      (19)
  Accrued expenses..........................................       57            137
  Change from cash to accrual tax basis
     accounting -- current portion..........................     (270)          (274)
                                                                -----         ------
          Net current deferred tax asset (liability)........    $(186)        $    3
                                                                =====         ======
Non-current deferred tax assets (liabilities):
  Change from cash to accrual tax basis accounting..........    $(540)        $ (274)
  TMNG -- Europe -- cumulative net operating losses.........      134            125
  Stock option compensation expense.........................      104          1,596
  Other.....................................................      (15)           (10)
                                                                -----         ------
                                                                 (317)         1,437
  Valuation allowance.......................................     (134)          (125)
                                                                -----         ------
          Net non-current deferred tax asset (liability)....    $(451)        $1,312
                                                                =====         ======

     The Company has foreign net operating loss carryforwards totaling approximately $447,000 and $417,000 as of January 2, 1999 and January 1, 2000, respectively. The utilization of such net operating loss carryforwards is restricted to the earnings of specific foreign subsidiaries. A valuation allowance has been established for the Company's deferred income tax asset related to the future benefit of net operating losses related to TMNG -- Europe, as management cannot assess the likelihood that the future tax benefit will be realized in that tax jurisdiction. An allowance of $134,000 and $125,000 has been recorded as of January 2, 1999 and January 1, 2000, respectively.

 7. OPERATING LEASES

     The Company leases office facilities and an automobile under non-cancelable operating leases expiring at various dates through May 2004. Total rental expense was approximately $27,000, $40,000 and $110,000 for 1997, fiscal year 1998 and fiscal year 1999, respectively. As of January 1, 2000, the future minimum payments under operating leases are as follows (amounts in thousands):

                        FISCAL YEAR
                        -----------
2000........................................................  $ 87
2001........................................................    82
2002........................................................    83
2003........................................................    58
2004........................................................     2
                                                              ----
                                                              $312
                                                              ====

 8. STOCK OPTION PLAN AND STOCK BASED COMPENSATION

     The Company has 1,950,000 shares of the Company's Common Stock authorized for issuance under the Company's 1998 Equity Incentive Plan (the "Plan"). The Plan is the result of the combination of two plans during fiscal 1999. The Plan provides the Company's Common Stock for the granting of incentive

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


stock options and nonqualified stock options to employees, and nonqualified stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than fair value per share of the common stock on the date of grant as determined by the board of directors. Vesting and exercise provisions are determined by the board of directors. Options granted under the Plan generally become exercisable over a three to four year period beginning on the date of grant. Options granted under the Plan have a maximum term of ten years.

FISCAL YEAR 1998 OPTIONS GRANTED

                                                                                     WEIGHTED
                                                        WEIGHTED     WEIGHTED        AVERAGE
                                              NUMBER    AVERAGE    AVERAGE FAIR     REMAINING
                                                OF      EXERCISE   VALUE AT DATE   CONTRACTUAL
                                              SHARES     PRICE       OF GRANT      LIFE (YEARS)
                                              -------   --------   -------------   ------------
Exercise price equals fair market value:
  Granted during fiscal year 1998...........  889,750    $1.48         $1.48             --
  Outstanding at January 2, 1999............  889,750    $1.48         $1.48             --
  Exercisable at January 2, 1999............       --    $  --         $  --             --
  Outstanding at January 1, 2000............  736,081    $1.48         $1.48           8.50
  Options forfeited during fiscal year
     1999...................................   22,500    $1.48         $1.48             --
  Exercisable at January 1, 2000............  189,581    $1.48         $1.48             --
  Exercised during fiscal year 1999.........  131,169    $1.48         $1.48             --
Exercise price less than fair market value:
  Granted during fiscal year 1998...........  210,000    $1.52         $3.50             --
  Outstanding at January 2, 1999............  210,000    $1.52         $3.50             --
  Exercisable at January 2, 1999............       --    $  --         $  --             --
  Outstanding at January 1, 2000............  210,000    $1.52         $3.50           9.00
  Exercisable at January 1, 2000............   70,000    $1.52         $3.50             --

FISCAL YEAR 1999 OPTIONS GRANTED

                                                                                      WEIGHTED
                                                         WEIGHTED     WEIGHTED        AVERAGE
                                              NUMBER     AVERAGE    AVERAGE FAIR     REMAINING
                                                OF       EXERCISE   VALUE AT DATE   CONTRACTUAL
                                              SHARES      PRICE       OF GRANT      LIFE (YEARS)
                                             ---------   --------   -------------   ------------
Exercise price less than fair market value:
  Granted during fiscal year 1999..........  1,174,625    $2.38        $10.62             --
  Outstanding at January 1, 2000...........  1,074,625    $2.37        $10.71           9.69
  Exercisable at January 1, 2000...........     37,500    $2.00        $ 8.90             --
  Exercised during fiscal year 1999........    100,000    $2.50        $ 9.68             --

     The Company applies APB Opinion No. 25 ("APB 25") and related interpretations in accounting for its stock option grants to employees and non-employee directors. Options granted prior to December 8, 1998 were issued at fair value. Options granted subsequent to December 7, 1998 were issued at less than fair value. In connection with APB 25 grants issued in fiscal year 1998 and fiscal year 1999, the Company recorded unearned compensation of approximately $305,000 and $11.2 million, respectively, representing the difference between the exercise price and the fair value of the common stock on the dates such stock options were granted. Such amount is being amortized by charges to operations on a graded vesting method over the corresponding vesting period of each respective option, generally three to four years. Compensation expense for fiscal year 1998 was insignificant due to the short period the grants with unearned compensation were outstanding.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


     The Company accounts for its stock option awards to independent contractors and other non-employees in accordance with the fair value measurement provision of SFAS No. 123. Consequently, the cost of these options are recognized in the current and future reporting periods based on the fair value at the end of each period. The fair value of each option grant during fiscal year 1998 and fiscal year 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                           FISCAL YEAR     FISCAL YEAR
                                                               1998            1999
                                                           ------------    ------------
Expected volatility factor...............................      55%             60%
Risk-free interest rate..................................  4.24% - 5.65%   4.56% - 5.60%
Expected life............................................    5 years         5 years
Expected dividend rate...................................       0%              0%

     The Company recognizes compensation cost over the vesting periods. These options have resulted in equity related charges to operations of approximately $261,000 and $4.3 million for fiscal year 1998 and fiscal year 1999, respectively. These expenses have been allocated among various expense categories.

     If compensation cost for the Company's APB 25 grants had been determined based upon the fair value at the grant date, consistent with the Black-Scholes option pricing methodology using the assumptions above, the Company's net income for fiscal year 1998 and fiscal year 1999 would have decreased by approximately $66,000 and $280,000, respectively.

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information for fiscal year 1998 and fiscal year 1999 (in thousands, except per share amounts):

                                                              FISCAL YEAR    FISCAL YEAR
                                                                 1998           1999
                                                              -----------    -----------
Net Income before extraordinary item:
  As reported...............................................    $3,043         $4,661
                                                                ======         ======
  Pro forma.................................................    $2,977         $4,381
                                                                ======         ======
Basic and diluted net income before extraordinary item per
  share:
  Basic.....................................................    $ 0.14         $ 0.20
                                                                ======         ======
  Diluted...................................................    $ 0.13         $ 0.20
                                                                ======         ======
Basic and diluted pro forma net income before extraordinary
  item per share:
  Basic.....................................................    $ 0.13         $ 0.19
                                                                ======         ======
  Diluted...................................................    $ 0.13         $ 0.18
                                                                ======         ======

     During fiscal year 1999, the Company issued 71,201 shares of common stock representing bonus compensation to certain employees. The Company calculated expense related to these shares at the fair value of the shares at the date of issuance. Accordingly, compensation expense of $441,000 was charged to operations.

 9. RELATED PARTY TRANSACTIONS

     Two members of the TMNG board of directors are also directors of a customer with which TMNG does business. During fiscal year 1998 and fiscal year 1999, the Company earned revenues from this

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


customer of approximately $330,000 and $2.6 million, respectively. Receivables from this customer at January 2, 1999 and January 1, 2000 were approximately $275,000 and $396,000, respectively. Additionally, venture funds affiliated with TMNG's majority shareholder hold shares of preferred stock of this customer that are convertible into approximately 25% of the customer's outstanding common stock.

     Prior to January 3, 1999 TMNG subcontracted with five companies owned by certain stockholders and employees of TMNG. These companies provided consultants (acting as independent contractors) to TMNG to render consulting services to TMNG customers. Total services received from these companies was approximately $9.6 million and $14.9 million in 1997 and fiscal 1998, respectively, and are included in cost of services in the statements of income representing the fair value of the services provided. Included in accounts payable at January 2, 1999 are balances due for such services of approximately $332,000.

     During 1997, fiscal year 1998 and fiscal year 1999, TMNG made payments of approximately $200,000, $77,000 and $105,000, respectively, to a company owned by a significant stockholder of TMNG. In addition, TMNG made a payment of $100,000 in 1997 to a stockholder. Such payments were for services rendered under consulting agreements between TMNG and the respective affiliated company and/or shareholder. These expenses were classified as selling, general and administrative in the accompanying statements of income and comprehensive income.

     During 1997 TMNG incurred interest expense on notes and distributions payable of approximately $30,000 for certain related parties. The interest rate applied was 7.0%.

10. CONTINGENCIES

     During 1997, one of the Company's customers entered Chapter 11 of the bankruptcy code. According to the bankruptcy code, certain payments made within a specified period of time prior to the date of the bankruptcy filing and payments made subsequent to the date of the bankruptcy filing which are not previously authorized, could be declared "preference payments". Under certain conditions, preference payments could be required to be remitted to the bankruptcy trustee for satisfaction of general creditor claims. During fiscal year 1998, the bankruptcy trustee filed suit against the Company for preferential payments received prior to and subsequent to the bankruptcy filing, and related damages of approximately $1.9 million. The total amount of payments received from this customer during the specified preference period aggregated approximately $320,000 and which may be declared preference payments. In the opinion of management, resolution of this legal action will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

     During 1997, the Company discovered that its TMNG-Europe general manager and director had drawn Company funds without authorization. The director resigned from TMNG-Europe during the year ended December 31, 1997 and claimed that he was owed unpaid remuneration and reimbursable expenses. During 1998, the Company received approximately $92,000 from the former director in settlement of the claim.

     The Company may become involved in various legal and administrative actions arising in the normal course of business. These could include actions raised by taxing authorities challenging the employment status of consultants utilized by the Company. While the resolution of any of such actions or the matter described above may have an impact on the financial results for the period in which it is resolved, the Company believes that the ultimate disposition of these matters will not have a material adverse effect upon its consolidated results of operations, cash flows or financial position.

                       THE MANAGEMENT NETWORK GROUP, INC.

     (INFORMATION FOR THE SIX MONTHS ENDED JULY 3, 1999 AND JULY 1, 2000 IS
                                   UNAUDITED)


11. INTERIM FINANCIAL STATEMENTS (UNAUDITED)


     Basis of presentation -- The consolidated condensed financial statements of the Company as of July 1, 2000, and for the six months ended July 1, 2000 and July 3, 1999, are unaudited and reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of the Company's consolidated condensed financial position, results of operations, and cash flows as of these dates and for the periods presented. All such adjustments are of normal, recurring nature. The interim results of operations shown are not necessarily indicative of results that may be expected for the entire fiscal year.



     Net income per share -- The following table sets forth the computation of basic and diluted net income per share for the periods indicated (in thousands, except per share amounts):



                                                                    SIX MONTHS ENDED
                                                              ----------------------------
                                                              JULY 3, 1999    JULY 1, 2000
                                                              ------------    ------------
Numerator
  Net income................................................    $ 2,262         $ 3,931
Denominator
  Weighted average common shares............................     22,507          27,443
  Weighted average unvested common shares...................      1,096           2,858
  Weighted average unvested common shares
     Subject to repurchase..................................       (612)         (1,637)
Denominator for basic calculation...........................     22,507          27,443
Denominator for diluted calculation.........................     22,991          28,664
Basic and diluted net income per share......................    $   .10         $   .14



     Warrant grant and Stock Based Compensation -- Equity related charges to cost of services associated with the warrant charges during the first six months of fiscal year 2000 totaled $2.0 million, based on the recognition of expense as the greater of two calculations: 1) total expense attributable to the warrants, amortized on a straight-line basis over a period of 36 months, or 2) total expense attributable to the warrants, amortized on a ratable basis as a percentage of the significant customer's consulting fees earned by the Company on a quarterly basis, divided by $22 million.



     During the six months ended July 1, 2000, the Company granted approximately 632,000 stock options to employees at a weighted average exercise price of $22.62, and options for approximately 45,000 shares were forfeited. During the same period, the Company recorded unearned compensation of approximately $13,000 and compensation expense related to all stock options of $2.7 million.


     In accordance with the provisions of the 1998 Equity Incentive Plan, an annual increase of 1,370,868 additional authorized shares became available for award under the Plan as of January 2, 2000.


     New Accounting Standards -- In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 entitled "Revenue Recognition." The bulletin, as amended, is to be adopted, if needed, no later than the fourth fiscal quarter of fiscal years commencing after December 15, 1999, with retroactive adjustment to the first fiscal quarter of that fiscal year. The effect, if any, of complying with the accounting described in this bulletin has not been determined by management.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                                          , 2000
                               ------------------

                              SALOMON SMITH BARNEY
                                   CHASE H&Q
                                LEHMAN BROTHERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses payable by us in connection with the registration of our common stock. All of the amounts shown are estimates except for the SEC registration fee, NASD filing fee and the Nasdaq National Market listing fees.

                                                              AMOUNT TO BE
                                                                  PAID
                                                              ------------
SEC Registration Fee........................................    $ 41,441
NASD Filing Fee.............................................      16,198
Nasdaq National Market Listing Fee..........................      17,500
Printing and Engraving Expenses.............................     200,000
Legal Fees and Expenses.....................................     200,000
Accounting Fees and Expenses................................     200,000
Transfer Agent and Registrar Fees and Expenses..............       5,000
Miscellaneous Expenses......................................      19,861
                                                                --------
          Total.............................................    $700,000
                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have also entered into agreements with our directors and executive officers that require us among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) Within the past three years, we have issued and sold the following unregistered securities:

          (1) In February, 1998, we issued and sold an aggregate of 13,500,000 shares of common stock to our officers and directors and to certain other individuals for an aggregate purchase price of $19,980,000.

          (2) We issued and sold an aggregate of 71,201 shares of common stock to certain of our employees in 1999.


          (3) Since our inception, we have granted options to purchase 2,893,625 shares of common stock to directors, employees and consultants under our 1998 Equity Incentive Plan at exercise prices ranging from $1.48 to $32.63 per share. As of July 1, 2000, options to purchase 2,528,216 shares remain outstanding.


          (4) In October 1999, we issued a warrant to purchase 500,000 shares of our common stock to Williams Communications. The exercise price is $2.00 per share.

     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access to information about us through their relationship with us.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


    EXHIBIT
     NUMBER                       DESCRIPTION OF DOCUMENT
    -------                       -----------------------
     1.1        Form of Underwriting Agreement
     2.1(1)     Agreement and Plan of Merger by and among the registrant and certain parties dated January 7, 1998
     3.1(1)     Certificate of Incorporation of the registrant
     3.2(1)     Bylaws of the registrant
     4.1(1)     Specimen Common Stock Certificate
     4.2(1)     Warrant dated October 29, 1999 issued to Williams
                Communications Group
     5.1*       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                Corporation
    10.1(1)     Registration Rights Agreement dated January 7, 1998 among
                the registrant and certain investors
    10.2(1)     Form of Indemnification Agreement between the registrant and each of its Directors and Officers
    10.3(1)     1998 Equity Incentive Plan and form of agreements thereunder
    10.4(1)     1999 Employee Stock Purchase Plan and form of agreements
                thereunder
    10.5(1)     Consulting Services Agreement between the registrant and
                Williams Communications Group, Inc. dated November 5, 1997
    10.6(1)     Credit Agreement, including revolving credit notes and term notes, dated February 12, 1998 among the registrant and
                certain guarantors, lenders and agents
    10.7(1)     Lease between Lighton Plaza L.L.C. and the registrant dated
                April 23, 1998
    10.8(1)     Noncompetition Agreement between the registrant and certain parties dated February 12, 1998.
    10.9(1)     Employment Agreement between the registrant and Richard
                Nespola dated February 12, 1998.
    10.10(1)    Employment Agreement between the registrant and Micky Woo
                dated February 12, 1998.
    10.11(1)    Employment Agreement between the registrant and Ralph Peck dated February 12, 1998.
    10.12(1)    Employment Agreement between the registrant and Donald Klumb dated September 9, 1999
    10.13*      Second Amendment To Lease between ASP Lighton, L.L.C. and
                the registrant dated as of May 2000
    21.1(1)     List of subsidiaries
    23.1        Consent of Deloitte & Touche LLP
    23.2*       Consent of Wilson Sonsini Goodrich & Rosati (included in
                exhibit 5.1)
    24.1*       Power of attorney (see page II-4)
    27.1*       Financial data schedule


---------------
(1) Incorporated by reference to the like-numbered exhibit to registrant's registration statement on Form S-1 on November 19, 1999 (file no. 333-87383).


 *  Previously filed.


(b) Financial Statement Schedules:  None.

ITEM 17. UNDERTAKINGS

     Indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of TMNG, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by TMNG of expenses incurred or paid by a director, officer or controlling person of TMNG in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by TMNG is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by TMNG pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, TMNG has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on the 25th day of July, 2000.


                                          THE MANAGEMENT NETWORK GROUP, INC.

                                          By:    /s/ RICHARD P. NESPOLA
                                            ------------------------------------
                                              Richard P. Nespola,
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                 TITLE                       DATE
              ---------                                 -----                       ----
        /s/ RICHARD P. NESPOLA          President, Chief Executive Officer and  July 25, 2000
--------------------------------------  Director (Principal executive officer)
          Richard P. Nespola

         /s/ DONALD E. KLUMB            Chief Financial Officer and Treasurer   July 25, 2000
--------------------------------------  (Principal financial officer and
           Donald E. Klumb              principal accounting officer)

          * /s/ MICKY K. WOO            Vice President and Director             July 25, 2000
--------------------------------------
             Micky K. Woo

        * /s/ GRANT G. BEHRMAN          Director                                July 25, 2000
--------------------------------------
           Grant G. Behrman

        * /s/ ANDREW D. LIPMAN          Director                                July 25, 2000
--------------------------------------
           Andrew D. Lipman

       * /s/ WILLIAM M. MATTHES         Director                                July 25, 2000
--------------------------------------
          William M. Matthes

         * /s/ ROY A. WILKENS           Director                                July 25, 2000
--------------------------------------
            Roy A. Wilkens

        * /s/ MARIO M. ROSATI           Director                                July 25, 2000
--------------------------------------
           Mario M. Rosati

     *By: /s/ RICHARD P. NESPOLA
--------------------------------------
          Richard P. Nespola
          (Attorney-in-Fact)

                                 EXHIBIT INDEX


    EXHIBIT
     NUMBER                       DESCRIPTION OF DOCUMENT
    -------                       -----------------------
     1.1        Form of Underwriting Agreement
     2.1(1)     Agreement and Plan of Merger by and among the registrant and certain parties dated January 7, 1998
     3.1(1)     Certificate of Incorporation of the registrant
     3.2(1)     Bylaws of the registrant
     4.1(1)     Specimen Common Stock Certificate
     4.2(1)     Warrant dated October 29, 1999 issued to Williams
                Communications Group
     5.1*       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                Corporation
    10.1(1)     Registration Rights Agreement dated January 7, 1998 among
                the registrant and certain investors
    10.2(1)     Form of Indemnification Agreement between the registrant and each of its Directors and Officers
    10.3(1)     1998 Equity Incentive Plan and form of agreements thereunder
    10.4(1)     1999 Employee Stock Purchase Plan and form of agreements
                thereunder
    10.5(1)     Consulting Services Agreement between the registrant and
                Williams Communications Group, Inc. dated November 5, 1997
    10.6(1)     Credit Agreement, including revolving credit notes and term notes, dated February 12, 1998 among the registrant and
                certain guarantors, lenders and agents
    10.7(1)     Lease between Lighton Plaza L.L.C. and the registrant dated
                April 23, 1998
    10.8(1)     Noncompetition Agreement between the registrant and certain parties dated February 12, 1998.
    10.9(1)     Employment Agreement between the registrant and Richard
                Nespola dated February 12, 1998.
    10.10(1)    Employment Agreement between the registrant and Micky Woo
                dated February 12, 1998.
    10.11(1)    Employment Agreement between the registrant and Ralph Peck dated February 12, 1998.
    10.12(1)    Employment Agreement between the registrant and Donald Klumb dated September 9, 1999
    10.13*      Second Amendment To Lease between ASP Lighton, L.L.C. and
                the registrant dated as of May 2000
    21.1(1)     List of subsidiaries
    23.1        Consent of Deloitte & Touche LLP
    23.2*       Consent of Wilson Sonsini Goodrich & Rosati (included in
                exhibit 5.1)
    24.1*       Power of attorney (see page II-4)
    27.1*       Financial data schedule


---------------
(1) Incorporated by reference to the like-numbered exhibit to registrant's registration statement on Form S-1 on November 19, 1999 (file no. 333-87383).


 *  Previously filed.